OPTION AGREEMENT

BETWEEN

RADIUS GOLD INC.,

DESAROLLO GEOLÓGICO MINERA, S.A.,

MINERALES DE NICARAGUA, S.A.,

AND

B2GOLD CORP.

DATED the 23rd day of December, 2009

TABLE OF CONTENTS

1.

DEFINITIONS

1

2.

REPRESENTATIONS AND WARRANTIES

3

3.

THE EXPLORATION OPTION

6

4.

REGIONAL EXPLORATION OPTION

6

5.

EXPLORATION COSTS

7

6.

THE PAVON RESOURCE PROPERTY OPTION

7

7.

FORMATION OF JOINT VENTURE

8

8.

AUTHORITY, DUTIES AND OBLIGATIONS

9

9.

SHARING OF AND CONFIDENTIAL NATURE OF INFORMATION

10

10.

ASSOCIATION OF PARTIES

11

11.

NOTICES

12

12.

TERMINATION

12

13.

FORCE MAJEURE

13

14.

DEFAULT

13

15.

GENERAL TERMS

14

1.

DEFINITIONS AND INTERPRETATIONS

2

2.

REPRESENTATIONS AND WARRANTIES; TITLE TO ASSETS

6

3.

PURPOSES AND TERM

7

4.

RELATIONSHIP OF THE PARTICIPANTS

8

5.

INTERESTS OF PARTICIPANTS

9

6.

MANAGEMENT COMMITTEE

12

7.

MANAGER

13

8.

PROGRAMS AND BUDGETS

18

9.

ACCOUNTS AND SETTLEMENTS

20

10.

NET SMELTER RETURNS ROYALTY

23

11.

DISPOSITION OF PRODUCTION

23

12.

TERMINATION

23

13.

ACQUISITIONS WITHIN AREA OF INTEREST

25

14.

ABANDONMENT AND SURRENDER OF PROPERTIES

25

15.

TRANSFER OF INTEREST

26

16.

CONFIDENTIALITY

28

17.

INDEMNITIES

30

18.

GENERAL PROVISIONS

30

1.

GENERAL PROVISIONS

1

2.

CHARGES TO JOINT ACCOUNT

1

3.

BASIS OF CHARGES

4

4.

DISPOSAL OF MATERIAL

4

5.

INVENTORIES

5

6.

CREDITS

5

Schedules

Schedule A

The Exploration Properties and the Pavon Resource Property

Schedule B

The Regional Exploration Projects

Schedule C

Production Payments

Schedule D

Joint Venture Agreement

THIS OPTION AGREEMENT is dated as of the 23rd day of December, 2009 (the “Execution Date”).

BETWEEN:

RADIUS GOLD INC., a corporation having an office at 830-355 Burrard Street, Vancouver BC, V6C 2G8

(“Radius”)

DESAROLLO GEOLÓGICO MINERA, S.A. and MINERALES DE NICARAGUA, S.A., both corporations having offices at Casa No. 159, Managua, Nicaragua

(the “Nicaraguan Subsidiaries”)

AND:

B2GOLD CORP., a corporation having an office at 3100-595 Burrard Street, Vancouver BC, V7X 1J1

(“B2Gold”)

WHEREAS:

A.

Radius is a company incorporated pursuant to the laws of British Columbia and is the sole shareholder of the Nicaraguan Subsidiaries;

B.

Radius and the Nicaraguan Subsidiaries are the registered, legal and beneficial holders of a 100% title and interest in the Trebol Exploration Property, the Pavon Exploration Property and the San Pedro Exploration Property located in Nicaragua as described in Schedule A (collectively the “Exploration Properties”), a 100% interest in the Pavon Resource Property as described in Schedule A (the “Pavon Resource Property”) and has information concerning and is able to apply for concessions in other properties, prospects and projects in Nicaragua as described in Schedule B (the “Regional Exploration Projects”) (collectively, the Exploration Properties and the Pavon Resource Property are referred to herein as the “Property Rights” and the Property Rights and the Regional Exploration Projects are referred to herein as the “Properties”).

C.

B2Gold Corp. is a company incorporated pursuant to the laws of British Columbia; and

D.

Radius wishes to grant B2Gold the exclusive right and option to acquire an interest in the Properties as set forth herein, such interest to form the basis of one or more joint venture agreements, and the parties wish to enter into this Agreement to provide for such right and option and other matters relating to the exploration and development of the Properties.

NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration, the receipt and sufficiency of which is acknowledged, that the parties hereto mutually agree and covenant as follows:

1.

DEFINITIONS

1.1

In this Agreement and in the Schedules and the recitals hereto, unless the context otherwise requires, the following expressions will have the following meanings:

(a)

“Encumbrances” means all interests, mortgages, charges, royalties, security interests, liens, encumbrances, actions, claims, demands and equities of any nature whatsoever or however arising and any rights or privileges capable of becoming any of the foregoing;

(b)

“Environmental Laws” means all applicable federal, state, municipal and local laws, statutes, ordinances, by-laws, regulations, orders, directives and decisions, rendered by any ministry, department or administrative or regulatory agency relating to the protection of the environment, or pollutants, contaminants, chemicals, or industrial, toxic or hazardous wastes or substances;

(c)

“Exploration Costs” means all costs, outlays and expenses of whatever kind or nature spent or incurred directly or indirectly in connection with the exploration of the Properties including, without limiting the generality of the foregoing, moneys expended in maintaining the Properties in good standing and costs incurred in connection with complying with Environmental Laws, all costs incurred in connection with investigations and work normally conducted in exploration and in investigating the feasibility and viability of mining including all baseline environmental studies and pre-feasibility work, all insurance costs, moneys expended in doing and filing assessment work, expenses paid for or incurred in connection with any program of surface or underground prospecting, exploring, geophysical, geochemical and geological surveying, drilling, drifting, raising and other underground work, assaying, mineralogical, engineering and environmental studies, reclamation costs, bonds required to be posted, data preparation and analysis, submissions to government agencies, all associated sales taxes including the goods and services tax, paying the fees, wages, salaries, traveling expenses and fringe benefits of all persons engaged in work with respect to and for the benefit of the Properties, money expended in rectifying or addressing an Intervening Event and in paying for food, lodging and other reasonable needs of such persons plus an amount equal to 5%, without duplication, of all such costs as an agreed allowance for all related administration and overhead costs;

(d)

“Exploration Properties” has the meaning set forth in the recitals;

(e)

“Interest” means the undivided beneficial percentage interest of a Party in a Property;

(f)

“Intervening Event” has the meaning given that term in Section 13.1;

(g)

“Letter of Intent Date” means June 26, 2009;

(h)

“Party” means either of B2Gold or Radius and their respective successors and permitted assigns and “Parties” means together, B2Gold and Radius and the Nicaraguan Subsidiaries and their successors and permitted assigns;

(i)

“Production” means when 2,500 ounces of gold are processed from material mined from the Pavon Resource Property.

(j)

“Production Payments” has the meaning ascribed thereto in Schedule C;

(k)

“Properties” has the meaning set forth in the recitals; and

1.2

In this Agreement, unless something in the subject matter or context is inconsistent therewith:

(a)

all references in this Agreement to “articles”, “sections” and other subdivisions or Schedules are to the designated articles, sections or other subdivisions or Schedules of or attached to this Agreement;

(b)

the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular section or other subdivision;

(c)

the headings are for convenience only and do not form part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement;

(d)

the singular of any term includes the plural, and vice versa, the use of any term is equally applicable to any gender and, where applicable, a body corporate, the word “or” is not exclusive and the word “including” is not limiting (whether or not non-limiting language is used with reference thereto);

(e)

the words “written” or “in writing” include printing, typewriting or any electronic means of communication capable of being visibly reproduced at the point of reception including facsimile or e-mail;

(f)

any reference to a statute is a reference to the applicable statute and to any regulations made pursuant thereto and includes all amendments made thereto and in force from time to time and any statute or regulation that has the effect of supplementing or superseding such statute or regulation;

(g)

any reference to a matter being to a party’s knowledge means to the specific knowledge of that party’s senior officers without independent investigation and, in the context of the statements regarding an interest in the Properties, without having conducted any title or other review thereof;

(h)

a “day” shall refer to a calendar day and in calculating all time periods the first day of a period is not included and the last day is included and references to a “business day” shall refer to days on which banks are ordinarily open for business in Vancouver, British Columbia, but if a period ends on a day on which the banks are not open for business in Vancouver, British Columbia, the period will be deemed to expire on the next calendar day on which banks are open for business in Vancouver, British Columbia; and

2.

REPRESENTATIONS AND WARRANTIES

2.1

Radius represents and warrants to B2Gold that, as of the date of this Agreement:

(a)

it and each of the Nicaraguan Subsidiaries is a valid and subsisting corporation duly incorporated under the laws of its jurisdiction of incorporation and has full corporate power and authority to execute and deliver this Agreement and to observe and perform its covenants and obligations hereunder and has taken all necessary corporate proceedings and obtained all necessary approvals in respect thereof and, upon execution and delivery of this Agreement by it, this Agreement will constitute a legal, valid and binding obligation of each such company enforceable against it in accordance with its terms except that:

(i)

enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally;

(ii)

equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(iii)

a court may stay proceedings before them by virtue of equitable or statutory powers; and

(iv)

rights of indemnity and contribution hereunder may be limited under applicable law;

(b)

Radius and the Nicaraguan Subsidiaries are the legal and beneficial holders of all of the Property Rights as described in Schedule A, which are, to the knowledge of Radius, free and clear of all Encumbrances, and have all necessary right, title and authority to grant or transfer to B2Gold the rights and interest in the Properties provided for in this Agreement;

(c)

None of Radius or the Nicaraguan Subsidiaries has granted any other person any agreement or other right to acquire the Exploration Properties or the Pavon Resource Property or any portion thereof or to acquire any interest in any of the Regional Exploration Projects;

(d)

the execution of this Agreement and the consummation of the transactions contemplated hereby will not conflict with, result in a breach of or accelerate the performance required by any agreement to which it or either Nicaraguan Subsidiary is a party;

(e)

the execution of this Agreement and the consummation of the transactions contemplated hereby will not result in a breach of any laws of a jurisdiction applicable to Radius, the Nicaraguan Subsidiaries or the Property Rights;

(f)

Schedule A attached hereto accurately sets out all of the interests of Radius and the Nicaraguan Subsidiaries in the mining concessions comprising the Property Rights set forth therein;

(g)

all of the mining claims, concessions or other interests constituting the Property Rights set forth in Schedule A are validly held by Radius and the Nicaraguan Subsidiaries as set forth in Schedule A, in accordance with applicable laws and regulations;

(h)

Radius and each Nicaraguan Subsidiary has the legal power and capacity to hold mining concessions in Nicaragua;

(i)

the material agreements entered into by Radius or the Nicaraguan Subsidiaries relating to the Properties, including any amendments to or modifications to such agreements, are set forth in Schedule A, and there are no existing defaults by Radius or either Nicaraguan Subsidiary, or, to its knowledge, the other parties to such agreements;

(j)

there has been no act or omission by Radius or either Nicaraguan Subsidiary that could result by notice or lapse of time, or both, in the breach, termination, abandonment, forfeiture, relinquishment or other premature termination of any of the right, title and interest of Radius or either Nicaraguan Subsidiary in the Property Rights;

(k)

the Property Rights are in good standing and Radius has not been advised of and is not aware of any proceedings to invalidate or assert an adverse claim or challenge against or to the ownership of or title to such Property Rights, and none of Radius or the Nicaraguan Subsidiaries has granted any royalty or other interest whatsoever, in the minerals contained in or any production from any part of such Property Rights;

(l)

Radius and the Nicaraguan Subsidiaries have full and free legal access to and rights to conduct exploration activities on the Property Rights;

(m)

to the knowledge of Radius, there are no accrued and unpaid taxes, assessments and other payments in respect of the Property Rights, except as set forth in Schedule A;

(n)

all work carried out on the Property Rights has been carried out in compliance with all applicable laws, including Environmental Laws, and none of Radius and the Nicaraguan Subsidiaries have received any notice of any breach of any such law; and

(o)

no consent or approval that has not been obtained is required to permit the execution and delivery of this Agreement by Radius or the performance of its obligations hereunder.

2.2

B2Gold represents and warrants to Radius that as of the date of this Agreement:

(a)

it is a valid and subsisting corporation duly incorporated under the laws of its jurisdiction of incorporation and has full corporate power and authority to execute and deliver this Agreement and to observe and perform its covenants and obligations hereunder and has taken all necessary corporate proceedings and obtained all necessary approvals in respect thereof and, upon execution and delivery of this Agreement by it, this Agreement will constitute a legal, valid and binding obligation of B2Gold enforceable against it in accordance with its terms except that:

(i)

enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally;

(ii)

equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(iii)

a court may stay proceedings before them by virtue of equitable or statutory powers; and

(iv)

rights of indemnity and contribution hereunder may be limited under applicable law;

(b)

neither the execution of this Agreement nor the consummation of the transactions contemplated hereby conflict with, result in a breach of or accelerate the performance required by any agreement to which it is a party; and

(c)

neither the execution of this Agreement nor the consummation of the transactions contemplated hereby, result in a breach of the laws of any applicable jurisdiction or its constating documents.

2.3

The representations, warranties and covenants hereinbefore set out are conditions on which the Parties have relied in entering into this Agreement and each of the Parties will indemnify and save the other harmless from all loss (other than a loss of profits), damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by it and contained in this Agreement.  The representations and warranties set out herein shall survive for a period of two years following the Execution Date.

3.

THE EXPLORATION OPTION

3.1

For and in consideration of the expenditures to be made by B2Gold as provided in Section 3.2 of this Agreement, each of Radius and the Nicaraguan Subsidiaries hereby grants to B2Gold the exclusive right and option to acquire 60% of the legal and beneficial Interest in all of the Exploration Properties, including any prospect or project deemed to be included as an Exploration Property as provided in Section 4.2, free and clear of all Encumbrances (except for those existing at the date of this Agreement of which Radius has no knowledge at the date of this Agreement) in accordance with the terms of this Agreement (the “Exploration Option”).

3.2

In order for B2Gold to exercise the Exploration Option, it must expend a total of US$4,000,000 in Exploration Costs with respect to one or more of the Exploration Properties within 4 years from the Letter of Intent Date (the “Exploration Properties Expenditure”). Upon making the Exploration Properties Expenditure within such time period, B2Gold will be deemed to have exercised the Exploration Option and to have earned a 60% legal and beneficial Interest in all of the Exploration Properties, free and clear of all Encumbrances (except for those existing at the date of this Agreement of which Radius has no knowledge at the date of this Agreement), and a joint venture will be formed in respect of the further exploration and development of Exploration Properties, as described in Article 7.

4.

REGIONAL EXPLORATION OPTION

4.1

Radius hereby grants to B2Gold the right to be provided, on an exclusive basis, with all regional stream sediment, soil and other information in the possession or control of Radius and its subsidiaries including but not limited to, data, reports, assay results, maps, charts, opinions, calculations, samples, documents and all other information whatsoever pertaining to the Regional Exploration Projects (the “Information”).

4.2

If, upon its review of the Information relating to the Regional Exploration Projects, B2Gold identifies one or more prospects or projects that are open ground for grant of a concession and that it wishes to explore, B2Gold shall so advise Radius and Radius shall, at B2Gold’s cost, forthwith apply for a concession over each such area identified by B2Gold, and each area shall then be designated as a project area (“Project Area”) to be dealt with as contemplated in Sections 4.3 and 4.4.  Notwithstanding the foregoing, for purposes of this Agreement, any prospect or project that is located within the area that is a ten (10) kilometre radius of the boundary of an Exploration Property shall be deemed to be an Exploration Property and not a Project Area.  In such event, B2Gold shall take all necessary steps to acquire the available rights for such prospect or project and it will be included as part of the Exploration Properties and will not be designated a Project Area for purposes of this Article 4.

4.3

Radius hereby agrees to grant to B2Gold the exclusive right and option to acquire, following the application for and granting of a concession over a Project Area to Radius, a 70% legal and beneficial Interest in each designated Project Area, free and clear of all Encumbrances in accordance with Section 4.4 (a “Regional Exploration Option”) in consideration of the expenditures to be made by B2Gold as provided in Section 4.4 of this Agreement.

4.4

In order for B2Gold to exercise a Regional Exploration Option with respect to a Project Area, it must expend $US 2,000,000 in Exploration Costs with respect to that Project Area within three years from the date of the granting of the concession (the “Project Area Expenditure”). Upon making the Project Area Expenditure within such time period, B2Gold will be deemed to have exercised the Regional Exploration Option and to have earned a 70% legal and beneficial Interest in that specific Project Area, free and clear of all Encumbrances imposed by Radius, and a joint venture will be formed in respect of further exploration and development of that Project Area, as described in Article 7.

4.5

For greater certainty, subject to Sections 4.1 through 4.4 of this Agreement, B2Gold may apply for, deal in, enter into agreements relating to, or make investments in, any and all other properties adjacent to or in the vicinity of Regional Exploration Projects that are held by third parties or available for grant of concession rights and B2Gold will be free to engage in such opportunities without notice or obligation to Radius and its subsidiaries.

5.

EXPLORATION COSTS

5.1

Exploration Costs expended or incurred by B2Gold in respect of the Properties to satisfy the earn-in requirements of Section 3.2 or 4.4 may be expended or incurred at the sole discretion of B2Gold and prior to formation of any joint venture contemplated in this Agreement, all exploration and development work on any Property will be decided upon and conducted solely by B2Gold.

5.2

Exploration Costs shall be deemed to have been expended by B2Gold when it has expended funds or has received goods or services from third parties for which B2Gold has made payment.  Where Exploration Costs are charged to B2Gold by an affiliate or associate of B2Gold for services rendered by such associate or affiliate, such Exploration Costs shall not exceed the fair market value of the services rendered.

6.

THE PAVON RESOURCE PROPERTY OPTION

6.1

Each of Radius, Desarollo Geológico Minera, S.A. and Minerales de Nicaragua, S.A. hereby grants to B2Gold the exclusive right and option (the “Pavon Resource Option”) to acquire a 100% legal and beneficial interest in the Pavon Resource Property, free and clear of all Encumbrances (except for those existing at the date of this Agreement of which Radius has no knowledge at the date of this Agreement), in accordance with Sections 6.3 and 6.4.  For greater certainty, for the purposes of this Agreement, the Pavon Resource Property shall be considered an entirely separate property from the Pavon Exploration Property.

6.2

Radius agrees to provide to B2Gold, on an exclusive basis, all information in the possession or control of Radius or its subsidiaries and B2Gold shall have the right to review all such information in order to determine whether or not to elect to proceed to place the Pavon Resource Property into Production.

6.3

If B2Gold elects to proceed to place the Pavon Resource Property into Production, it shall so notify Radius in writing within 12 months after Radius has provided to B2Gold the information requested in Section 6.2.  B2Gold shall be entitled after giving such notice to have all necessary and convenient rights of access and to explore, develop and mine the Pavon Resource Property so as to be able to achieve Production within 3 years from the date of its notice to Radius, which rights Radius hereby grants.

6.4

Upon B2Gold having achieved Production from the Pavon Resource Property within the time period set forth in Section 6.3, it shall be deemed to have exercised the Pavon Resource Option.  Radius shall cause to be transferred to B2Gold or its designated affiliate 100% ownership of the Pavon Resource Property and B2Gold shall thereafter pay or cause to be paid to Radius the Production Payments as determined in accordance with Schedule C.  The terms set forth in Schedule C shall apply with respect to the processing of all ore from the Pavon Resource Property including the initial 2,500 ounces of gold processed to achieve Production.  If B2Gold has not achieved Production within the time period referred to in Section 6.3 the Pavon Resource Option will terminate without further action by the parties.

6.5

Upon B2Gold achieving Production on the Pavon Resource Property, B2Gold shall also have earned and be granted a 60% legal and beneficial Interest in the Pavon Exploration Property, free and clear of all Encumbrances imposed by Radius, and a joint venture will be formed in respect of the further exploration and development of the Pavon Exploration Property, as described in Article 7.

6.6

For greater certainty, if B2Gold acquires a 60% legal and beneficial interest in the Pavon Exploration Property as described in Section 6.5 prior to B2Gold expending the full amount of US$4,000,000 in Exploration Properties Expenditure as contemplated in Section 3.2, it may continue to incur Exploration Properties Expenditure on either or both of the Trebol Exploration Property and/or the San Pedro Exploration Property until the Exploration Properties Expenditure is met in order to acquire a 60% legal and beneficial interest in the Trebol Exploration Property and the San Pedro Exploration Property and, for greater certainty, any Exploration Costs incurred by B2Gold on the Pavon Exploration Property prior to, but not after, B2Gold acquiring such 60% interest shall be included for such purpose.

7.

FORMATION OF JOINT VENTURE

7.1

Upon B2Gold earning an interest in any of the Properties as set forth in Sections 3, 4, and 6 of this Agreement, B2Gold and Radius shall be deemed to have formed a joint venture with respect to such Properties and shall enter into a joint venture agreement on the terms set forth in Schedule D attached hereto; notwithstanding the foregoing, the Parties agree to work together expeditiously and in good faith to determine the structure of the joint venture having regard to applicable legal and tax requirements and so as to achieve the most advantageous tax treatment for both parties, and may make such modifications to the attached joint venture agreement to achieve such purpose (which for greater certainty may be re-structured as a shareholder agreement for a joint venture corporation with appropriate modifications).  Notwithstanding that any joint venture agreement contemplated hereunder may not be settled, B2Gold may at any time after earning an interest in a Property require that such Property be transferred to a corporation in which each of the Parties holds that percentage of the outstanding shares corresponding to its interest.

7.2

The joint venture agreement (subject to any modifications made to it pursuant to Section 7.1) shall govern the relationship between Radius and B2Gold with respect to the further exploration and development of the applicable Properties.  For greater certainty, if a joint venture is formed, the initial Participating Interest (as that term is defined in the joint venture agreement) of each of the Parties shall be as follows:

PropertyRadiusB2Gold
The Exploration Properties

40%

60%

A Project Area

30%

70%

The Pavon Exploration Property

40%

60%

and the agreed value of B2Gold’s Initial Contribution (as that term is defined in the joint venture agreement) will be:

(a)

in the case of the exercise of the Exploration Option pursuant to Section 3.2, the aggregate of the Exploration Costs incurred by it on the Exploration Properties;

(b)

in the case of the exercise of a Regional Exploration Option pursuant to Section 4.4, the aggregate of the Exploration Costs incurred by it on the Project Area; and

(c)

in the case of the earning a 60% interest in the Pavon Exploration Property pursuant to Section 6.5, the aggregate of Exploration Costs incurred by it to date on the Pavon Exploration Property (and for greater certainty this will not reduce the amount of Exploration Costs considered to be spent for purposes of the exercise of the Exploration Option);

and the agreed value of the Initial Contribution of Radius will be in the same proportion thereto as its respective initial Participating Interest is to the initial Participating Interest of B2Gold.

7.3

The Parties shall conduct any joint venture deemed formed pursuant to the terms of this Agreement in accordance with the terms contained in the attached joint venture agreement until the applicable joint venture agreement is signed and effective. A joint venture agreement entered into by the Parties in respect of the Exploration Properties, a Project Area or the Pavon Exploration Property, as the case may be, will supersede this Agreement, provided that all rights and liabilities of each Party in existence on the date on which the joint venture agreement is entered into shall continue thereafter.

7.4

B2Gold may, subsequent to earning an interest in the Exploration Properties, a Project Area or the Pavon Exploration Property, as the case may be, continue the then current work program to completion or may terminate such program in as orderly a fashion as it considers advisable and, unless otherwise agreed, any Exploration Costs incurred by B2Gold under this Section 7.4 will be included as part of B2Gold’s Initial Contribution to the joint venture.

8.

AUTHORITY, DUTIES AND OBLIGATIONS

8.1

Until a joint venture (if any) is formed, any and all exploration and development work on the Properties for which an option is granted pursuant to the terms of this Agreement, will be decided by B2Gold and will be conducted solely by B2Gold at its expense.

8.2

Without limiting the generality of Section 8.1 B2Gold shall have the following rights, duties and obligations:

(a)

entry by its agents, personnel and contractors on to and possession of the Properties and right to do work and explore the Properties and remove rock and ore therefrom and to fund all exploration and other expenditures on the Properties, all in the sole discretion of B2Gold;

(b)

perform its obligations and conduct all operations in a workmanlike and commercially reasonable manner, in accordance with sound mining, engineering and processing methods and practices; and

(c)

keep the Properties free and clear from any liens or Encumbrances relating to its work on the Properties and provide Radius with regular (at least quarterly) progress reports during periods of active exploration and with an annual summary of the work performed and the results obtained.  The annual summary shall include copies of any drill records, assays, maps, plans and all other relevant factual information and materials not previously delivered together with a report on all expenditures incurred during the period covered by the report.

8.3

In carrying out its activities on the Properties and until the expiration of any 60 day notice to terminate its interests in a Property, B2Gold shall, with the cooperation of Radius, maintain in good standing all mining claims or concessions comprising the Properties by the payment of all taxes and rentals and the performance of all other actions which may be necessary in that regard and to keep such mining claims or concessions free and clear of all liens and other charges arising from B2Gold’s activities thereon except those at the time contested in good faith by Radius or B2Gold.

8.4

B2Gold shall have no obligation to complete the exercise of any option granted under this Agreement and may allow any such option to lapse without notice.  If by reason of any event of Force Majeure, B2Gold is prevented or delayed from completing the exercise of any option, the time within which B2Gold is required to complete the exercise of such option shall be extended by the duration of such event of Force Majeure.  Without prejudice to the extension of time for exercise of an option, B2Gold may at any time elect to pay to Radius all or any portion of the amount of Exploration Costs required to be expended by it to exercise any option in satisfaction of such expenditure requirement.

8.5

B2Gold will indemnify Radius and the Nicaraguan Subsidiaries for any liabilities arising from exploration or other activities undertaken by B2Gold on the Properties.  If B2Gold does not exercise any option provided for herein it will ensure that any Properties subject to that unexercised option will be left in a safe and orderly condition and in compliance with all applicable environmental protection, pollution control and reclamation laws, regulations and permits.

8.6

Radius will not permit an Encumbrance to be registered against a Property for so long as B2Gold has an option to acquire an interest in that Property.

9.

SHARING OF AND CONFIDENTIAL NATURE OF INFORMATION

9.1

Except as otherwise required by law or securities regulatory authorities, no Party shall make any public statement or issue any press release concerning the transactions contemplated herein without the consent of the other Party, which consent shall not be unreasonably withheld. The Party making such disclosure will consult with the other Party prior to making any statement or press release and the Parties will use all reasonable efforts, acting expeditiously and in good faith, to agree upon a text for such statement or release which is satisfactory to each of them within two business days. If the Parties fail to agree upon such text, the Party making the disclosure will make only such public statement or release as its counsel advises in writing is legally required to be made or is otherwise reasonable in the circumstances.

9.2

The Parties further agree that this Agreement, the transactions contemplated herein and any information relating to the Properties will not be provided to any third party or used other than for the activities contemplated hereunder except as required by law or by the rules and regulations of any regulatory authority (including stock exchange) having jurisdiction (in which case the Party required to disclose such information shall to the extent practical give the other Party an opportunity to review and provide reasonable comments on the disclosure), or with the written consent of the other Party, such consent not to be unreasonably withheld.

9.3

Consent to disclosure of information pursuant to this Article will not be unreasonably withheld where a Party wishes to disclose any such information to a third party for the purpose of arranging financing, entering into a corporate transaction or for the purpose of selling its Interest or its rights as contemplated in this Agreement, provided that such third party first enters into a written agreement with the other Party that any such information not theretofore publicly disclosed will be kept confidential and not disclosed to others on terms satisfactory to the other Party acting reasonably.

10.

ASSOCIATION OF PARTIES

10.1

The Parties shall become associated only for the purposes set forth in this Agreement. Except as otherwise expressed in this Agreement, the rights and obligations of the Parties will be, in each case, several, and will not be or construed to be either joint or several.  Nothing contained in this Agreement shall, except to the extent specifically authorized hereunder, be deemed to constitute a Party, a partner, an agent or legal representative of the other Party. It is intended that this Agreement shall not create the relationship of a partnership among the Parties and that no act done by any Party pursuant to the provisions hereof will operate to create such a relationship.

10.2

All transactions, contracts, employments, purchases, operations, negotiations with third parties and any other matter or act undertaken on behalf of the Parties in connection with the Properties will be done, transacted, undertaken or performed in the name of the transacting Party only and no Party will do, transact, perform or undertake anything in the name of any other Party or in the joint names of the Parties.

10.3

Except as specifically provided hereunder:

(a)

each Party shall be at liberty to engage, for its own account and without duty to account to the other Party, in any mining or other business or activity outside the boundaries of the Properties described in Schedules A and B, including the ownership and operation of any other mining concessions, permits, licenses, claims and leases wherever located;

(b)

no Party shall be under any fiduciary or other duty or obligation to the other Party which will prevent or impede such Party from participating in, or enjoying the benefits of, competing endeavours of a nature similar to the business or activity undertaken by the Parties hereunder outside of the Properties; and

(c)

the legal doctrines of “corporate opportunity” or “business opportunity” sometimes applied to persons occupying a relationship similar to that of the Parties will not apply outside of the boundaries of the Properties with respect to participation by any Party in any mining or other business activity or endeavour.

11.

NOTICES

11.1

Any notice, direction or other instrument required or permitted to be given under this Agreement will be in writing and may be given by the delivery of the same or by mailing the same by prepaid registered or certified mail or by sending the same by telegram, telecommunication, facsimile or other similar form of communication, in each case addressed as follows:

(a)

If to Radius at:

Suite 830-355 Burrard Street

Vancouver, BC V6C 2G8

Attention:

Simon Ridgway, President

Facsimile:

604-662-8829

(b)

If to B2Gold at:

Suite 3100-595 Burrard Street

Vancouver, BC V7X 1J1

Attention:

Roger Richer, Secretary, Executive Vice President and General Counsel and Tom Garagan, Senior Vice President of Exploration

Facsimile:

604-681-6209

11.2

Any notice, direction or other instrument will:

(a)

if delivered, be deemed to have been given and received on the day it was delivered; and

(b)

if sent by telecommunication, facsimile or other similar form of communication, be deemed to have been given and received on the business day following the day it was so sent.

11.3

A Party may at any time give to the other Party notice in writing of any change of address of the Party giving such notice and from and after the giving of such notice the address or addresses therein specified will be deemed to be the address of such Party for the purposes of giving notice hereunder.

12.

TERMINATION

12.1

B2Gold may, at any time upon 60 days written notice, terminate this Agreement in its entirety or its rights and obligations with respect to any one or more of the Exploration Option, the Regional Exploration Option and the Pavon Resource Property Option and the Properties subject to any of such options.

12.2

Upon termination of this Agreement or the applicable option, B2Gold shall have no further obligations, financial or otherwise except that it shall, as it relates to its activities on the applicable Properties up to the time of such termination:

(a)

leave such Properties in a condition which is in compliance with all applicable laws in all material respects;

(b)

remove from such Properties all structures, machinery, equipment, facilities and supplies erected, installed or brought upon such Properties by or at the instance of B2Gold;

(c)

deliver to Radius all information and data obtained from such Properties, including information files, maps, drawings and analytical reports;

(d)

have paid all its contractors and suppliers so that no liens attach to such Properties; and

(e)

leave all mineral claims and any other mineral tenures comprising such Properties in good standing, which shall include payment of licence fees and taxes six months after the date of such termination.

12.3

For greater certainty, any joint venture deemed to have been formed pursuant to this Agreement shall not be terminated upon the termination of this Agreement or of any option set forth herein.  Termination of joint ventures formed pursuant to this Agreement shall be pursuant to the terms of the applicable joint venture agreement or as may otherwise be agreed between the Parties hereto.

13.

FORCE MAJEURE

13.1

The obligations of a Party shall be suspended to the extent and for the period that performance is prevented by any cause, whether foreseeable or unforeseeable, beyond its reasonable control, including without limitation, labour disputes (however arising and whether or not employee demands are reasonable or within the power of the Party to grant); acts of God; laws, instructions or requests of any government or governmental entity; judgments or orders of any court; acts of war or conditions arising out of or attributable to war, whether declared or undeclared; riot; civil strife, terrorism, insurrection or rebellion; acts or claims of natives or aboriginals or environmental or other activist group; flood, fire, explosion, earthquake, or subsidence; or any other cause similar to the foregoing (an “Intervening Event”).

13.2

A Party relying on the provisions of Section 13.1 will promptly give written notice to the other Party of the particulars of the Intervening Event and all time limits imposed by this Agreement will be extended from the date of delivery of such notice by a period equivalent to the period of delay resulting from an Intervening Event.

13.2

A Party relying on the provisions of Section 13.1 will take all reasonable steps to eliminate any Intervening Event and, if possible, will perform its obligations under this Agreement as far as commercially practical, but nothing herein will require such Party to settle or adjust any labour dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted governmental authority or to complete its obligations under this Agreement if an Intervening Event renders completion commercially impracticable.  A Party relying on the provisions of Section 13.1 will give written notice to the other Party as soon as such Intervening Event ceases to exist.

14.

DEFAULT

14.1

Notwithstanding anything in this Agreement to the contrary, if any Party (a “Defaulting Party”) is in default of any requirement herein set forth the Party or Parties affected by such default will give written notice to the Defaulting Party specifying the default and the Defaulting Party will not lose any rights under this Agreement, unless within 30 days after the giving of  the first notice of default by an affected Party the Defaulting Party has failed to take reasonable steps to cure the default by the appropriate performance and if the Defaulting Party fails within such period to take reasonable steps to cure any such default, the affected Party will be entitled to seek any remedy it may have on account of such default including terminating this Agreement and/or seeking the remedies of specific performance, injunction or damages.

15.

GENERAL TERMS

15.1

The Parties shall execute such further and other documents and do such further and other things as may be necessary or convenient to carry out and give effect to the intent of this Agreement.

15.2

Time will be of the essence in the performance of this Agreement.

15.3

This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.  No Party may sell, assign, pledge or mortgage or otherwise encumber all or any part of its interest herein without the prior written consent of all the other Parties; provided that any Party may at anytime at its sole discretion and without the prior approval of the other Parties assign and transfer any benefit or right herein to any wholly owned subsidiary, subject at all times to the requirement that any such subsidiary remain wholly owned by such Party failing which any such interest must be immediately transferred back to such Party; and provided further that any transfer of all or any part of a Party’s interest herein to its wholly owned subsidiary will be accompanied by the written agreement of any such subsidiary to assume the obligations of such Party hereunder and to be bound by the express terms and conditions hereof.

15.4

This Agreement (including the Schedules hereto) constitutes the entire agreement between the Parties and, except as hereafter set out, replaces and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express or implied, statutory or otherwise between the Parties with respect to the subject matter herein. There are not implied covenants contained in this Agreement.

15.5

This Agreement shall be governed by and construed according to the laws of British Columbia and the federal laws of Canada applicable therein.

15.6

This Agreement may only be amended by the written agreement of all the Parties hereto and their permitted successors and assigns.

15.7

The use of headings in this Agreement and schedules hereto are solely for ease of reference and shall not affect the interpretation of any provision hereof.

15.8

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but each of which shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed these presents as of the day and the year first above written.

RADIUS GOLD INC. Per: Name: Title:
DESAROLLO GEOLÓGICO MINERA, S.A. Per: Name: Title:
MINERALES DE NICARAGUA, S.A. Per: Name: Title:
B2GOLD CORP. Per: Name: Title:

#

EXPLORATION PROPERTIES

Trebol Exploration Property

Concession Name	Size (Hectares)	Expiry Date / Application Date

La Amapola	13,809.90	Granted; Expires April 19, 2032
El Trebol	28,383.17	Granted; Expires April 19, 2032
La Flor	15,504.91	Granted; Expires April 19, 2032

Schedule A

The Exploration Properties and the Pavon Resource Property

Trebol Concessions
N
840000
850000
860000
1590000
1580000
1570000
1560000
1550000
El Trébol
La Amapola
La Flor
Legend
Trebol Concessions
0
2
4
6
Kilometers

Pavon Exploration Property, and Pavon Resource Property

Concession Name	Size (Hectares)	Expiry Date / Application Date

Natividad (entire concession)	159,585.00	Granted; Expires February 11, 2029
- Pavon Exploration Property	158,283.90
- Pavon Resource Property	1,301.10

Note: the area depicted below as the Resource Area is the “Pavon Resource Property” and the area depicted as the Prospective Area is the “Pavon Exploration Property”.

Legend
Resource Area
Prospective Area
N
RADIUS
GOLD INC.
RDU
Natividad Concession
640000
650000
660000
670000
680000
690000
1520000
1510000
1500000
1490000
1480000
1470000
1460000
1450000
1440000
1430000
1420000

San Pedro Exploration Property

Concession Name	Size (Hectares)	Expiry Date / Application Date

San Jose	12,474.57	Applied for June 5, 2009, by Radius
Tatiana	13,657.00	Applied for August 28, 2009, by B2Gold

750000
760000
N
Legend
San Pedro Concession
San Jose
1440000
1430000
1420000
RADIUS
GOLD INC.
San Pedro Concession

850000
860000
870000
880000
1600000
1590000
1580000
1570000
1560000
N
Legend
Tatiana Concession
Tatiana
RDU
RADIUS
GOLD INC.
Tatiana Concession

Schedule B

The Regional Exploration Projects

Natividad Geochem DB (Fire Assay and ICP 32 elements):

Rock samples	6,085
Sediment	1,010
Soils	13,778

Natividad Drill DB (Gold):

3020

Nicaragua Geochem DB (Fire Assay and ICP 32 elements):

Rock samples	14,238
Sediment samples	2,686
Soil samples	29,808

Trebol Drill DB (Fire Assay and ICP 32 elements):

741

Estrella De Oro (Fire Assay and ICP 32 elements):

152

WMC DB:

Pulp	247 (ICP)
Rock	1,107 (Au, Ag, Cu, Pb, Zn, Mo, Ni, Co, Cd, Bi, As, Sb, Hg, Fe, Mn, Ba, Cr, V, W, La, Al, Mg, Ca, Na, K, Sr, Sc, Tl, Zr, P)
Sediment	4,412 (Au, Ag, Cu, Pb, Zn, Mo, Cd, Bi, As, Sb, Hg, Te, Ga, Se, Tl)
Soil	2,321 (Au, Ag, As, Bi, Cd, Cu, Ga, Hg, Mo, Pb, Sb, Se, Te, Tl, Zn)

EMA  DB :

Rock	2,048 (Au, Ag, Cu, Pb, Zn, Mo, Ni, Co, Cd, Bi, As, Sb, Hg, Fe, Mn, Te, Ba, Cr, V, Sn, W, La, Al, Mg, Ca, Na, K, Sr, Y, Ga, Li, Nb, Sc, Ta, Ti, Zr)
Soil	17,712 (Au, Ag, Cu, Pb, Zn, Mo, Ni, Co, Cd, Bi, As, Hg, Sb, Fe, Mn, Te, Ba, Cr, V, Sn, W, La, Al, Mg, Ca, Na, K, Sr, Y, Ga, Li, Nb, Sc, Ta, Ti, Zr)
Sediment	3,559 (Au, Ag, Cu, Pb, Zn, Mo, Ni, Co, Cd, Bi, As, Sb, Hg, Fe, Mn, Te, Ba, Cr, V, Sn, W, La, Al, Mg, Ca, Na, K, Sr, Y, Ga, Li, Nb, Sc, Ta, Ti, Zr)

Schedule C

Production Payments

After Production has been achieved on the Pavon Resource Property B2Gold will, for so long as B2Gold continues to produce gold from the Pavon Resource Property, pay to Radius the following payments (“Production Payments”) in respect of each ounce of gold produced from the Pavon Resource Property (including the initial 2500 ounces of gold required to achieve Production):

Average Price of Gold during fiscal quarter in which gold is produced	Production Payment to Radius[1]

$599 or less	$25.00
$600 to $699	$50.00
$700 to $799	$75.00
$800 to $899	$100.00
$900 to $999	$125.00
$1,000 to $1,099	$150.00
$1,100 to $1,199	$175.00
$1,200 to $1,299	$200.00
$1,300 to $1,399	$225.00
$1,400 to $1,499	$250.00
$1,500 to $1,599	$275.00
$1,600 to $1,699	$300.00
$1,700 to $1,799	$325.00
$1,800 to $1,899	$350.00
$1,900 to $1,999	$375.00
$2,000 to $2,099	$400.00
$2,100 to $2,199	$425.00
$2,200 to $2,299	$450.00
$2,300 to $2,399	$475.00
$2,400 to $2,499	$500.00
$2,500 to $2,599	$525.00
$2,600 to $2,699	$550.00
$2,700 to $2,799	$575.00
$2,800 to $2,899	$600.00
$2,900 to $3,000[2]	$625.00

 All Production Payments are to be interpolated.

 Production Payments to continue on the same basis for any amounts greater than $3,000.

#

Schedule D

Attached to and forming part of an Option Agreement
between l
and l

JOINT VENTURE AGREEMENT

THIS AGREEMENT is made as of the l day of l l is made

BETWEEN:

_________________________, a company incorporated under the laws of ___________

(“________”)

OF THE FIRST PART,

AND:

_________________________, a company incorporated under the laws of ___________

(“________”)

OF THE SECOND PART,

WHEREAS:

A.

l and l own certain mineral properties in the                , which mineral properties are described in Schedule A and are defined in Section 1.37;

B.

l and l wish to participate in the exploration and evaluation, and if feasible, the development and mining of mineral resources within the Properties or any other properties acquired pursuant to the terms of this Agreement;

NOW THEREFORE this Agreement witnesses that for good and valuable consideration, the receipt and sufficiency of which each of the parties acknowledges, the parties hereto agree as follows:

1.

DEFINITIONS AND INTERPRETATIONS

1.1

“Accounting Procedure” means the procedure set forth in Schedule B.

1.2

“Acquired Rights” has the meaning assigned to it in Section 13.1.

1.3

“Affiliate” means a corporation which directly or indirectly controls, or is controlled by or is under common control with, a Party.  The term “control” as used herein means the rights to the exercise of, directly or indirectly, more than 50% of the voting rights attributable to the shares of the controlled company.

1.4

“Agreement” means this Agreement, including all written amendments and modifications thereof, and all schedules and exhibits, which are incorporated herein by this reference

1.5

“Area of Interest” means the area described in Part 2 of Schedule A.

1.6

“Assets” means the Properties, Products and all other personal property now or hereafter held by the Manager for the benefit of the Participants hereunder.

1.7

“Budget” means a detailed estimate of all Costs to be incurred by the Participants with respect to a Program and “Budgetary Period” means the budgetary period established in a Program and Budget.

1.8

“Business Day” means any day on which Canadian chartered banks are open for business in Vancouver, British Columbia.

1.9

“Contingency Fund” has the meaning assigned to it in Section 8.8.

1.10

“Control Interest” means an interest of 50% or more of the voting shares of a Participant.

1.11

“Costs” means all items of outlay and expense whatsoever, direct or indirect, with respect to Operations including without limitation those detailed in Sections 2.1 to 2.14 inclusive of the Accounting Procedures.

1.12

“Cover Payment” has the meaning assigned to it in Section 9.4.

1.13

“Development” means all preparation for the removal and recovery of Products, including the construction or installation of a mill or any other improvements to be used for the mining, handling, milling, processing or other beneficiation of Products.

1.14

“Diluting Date” means the date described in Section (a).

1.15

“Diluting Participant” means a Participant who elects not to participate in an adopted Program and Budget to the full extent of its Participating Interest as described in Section 5.5.

1.16

“Effective Date” means the date first written above.

1.17

“Equity Account” means the account established for each Participant as reflected on the books and records of the Manager.  The Equity Account for each Participant shall be credited with the agreed value of each Participant’s Initial Contribution and subsequent contributions (net of liabilities assumed by the Participants and liabilities to which such contributed property is subject) and each Participant’s distributive share of income and gain (or item thereof).  Each Participant’s Equity Account shall likewise be charged with the cash and the fair market value of property distributed to such Participant (net of liabilities assumed by such Participant and liabilities to which such distributed property is subject), and such Participant’s distributive share of loss and deduction (or item thereof).  Prior to any distribution of Assets (in-kind or otherwise), the Equity Account shall be adjusted for the gain or loss which would be allocable to each Participant upon a disposition of such Assets for fair market value.  Contributions and distributions shall include all cash contributions or distributions plus the deemed value (expressed in dollars) of all in-kind contributions or distributions.  All calculations of income, expense, gain, loss, depletion, depreciation and amortization shall be based on generally accepted accounting principles in Canada, consistently applied by the Manager.

1.18

“Exploration” means all activities directed toward ascertaining the existence, location, quantity, quality or commercial value of deposits or Products.  Exploration may include all activities undertaken through to the completion of a Feasibility Study, if any, but shall not include construction of milling or processing facilities or commencement of commercial mining operations on the Properties.

1.19

“Feasibility Study” means a technical report to be prepared upon the instructions of the Management Committee by the Manager or a contractor or contractors employed by the Manager based upon the Exploration and any Development work performed prior to the date of such report, which report may consider, in good faith, the following elements:

(a)

the results of such Exploration and Development work, including analyses of a proposal for mining, processing and beneficiation of Products; proposed mining, milling, and production rates; a proposal for placement of facilities; a proposal for waste treatment and handling; the estimated recoverable reserves of Products, and the estimated mineral composition and content thereof; a general conceptual analysis of the permitting and environmental liability implications of the proposal; appropriate metallurgical tests to project the efficiency of proposed extraction, recovery and, if applicable, processing techniques; and such other analyses as deemed appropriate by the Manager;

(b)

general estimates of capital costs for the Development and start-up of a mine, and, if proposed, of a mill and other processing and ancillary facilities, which cost estimates shall include:

(i)

reasonable estimates of all material expenditures required to purchase, construct and install all material machinery, equipment and other facilities and infrastructure (including contingencies) required to bring a mine into commercial production;

(ii)

reasonable estimates of material expenditures required to perform all other related work required to commence commercial production of Products (including reasonable estimates of working capital requirements, if any); and

(iii)

reasonable estimates of all other material direct and indirect costs and general and administrative expenses that may be required for an evaluation of the proposed production levels;

capital cost estimates shall include a schedule of the timing of the estimated material capital requirements for such proposal;

(c)

a general estimate of the annual expenditures required for the first year of Operations after completion of the capital program described in paragraph  above, and for subsequent years of Operations, including estimates of annual production, administrative, operating and maintenance expenditures, taxes (other than income taxes), working capital funding requirements, royalties, material equipment leasing or material supply contract expenditures, expansion or modification of capital requirements, work commitments, and all other anticipated material costs of Operations.  This analysis shall also include a general estimate of the number of employees required to conduct Operations;

(d)

a review of the nature, extent and rated capacity of the mining equipment and a proposed production schedule; and

(e)

such other information as the Manager deems appropriate.

[insert name of Optionee]l will not warrant the sufficiency of the Feasibility Study for any purpose except that l warrants, and the other parties agree, that the Feasibility Study shall be l’s good faith effort to provide an assessment of the Properties that is reasonably sufficient to allow l to make its own internal determination of the technical feasibility of bringing the Properties into production.

1.20

“Initial Contribution” means the initial contribution each Participant has made or agrees to make pursuant to Section 5.1.

1.21

“Joint Account” means the account maintained in accordance with the Accounting Procedure showing the charges and credits accruing to the Participants.

1.22

“Management Committee” means the committee established under Article 6.

1.23

“Manager” means the person appointed under Article 7 to manage Operations, or any successor Manager.

1.24

“Mining” means the mining, extracting, producing, handling, milling, beneficiation or other processing of Products.

1.25

“Net Smelter Returns Royalty” has the meaning assigned to it in Schedule C hereto.

1.26

“Net Worth” means the remainder after total liabilities are deducted from total assets, determined in accordance with generally accepted accounting principles.

1.27

“Non-Diluting Participant” means a Participant other than the Diluting Participant as described in Section 5.5.

1.28

“Operations” means all activities carried out pursuant to this Agreement on or in respect of the Properties including without limitation Exploration, Development and Mining.

1.29

“Other Tenements” means all surface water, access and other non-mineral rights of and to any lands within the Properties including surface rights held in fee or under lease, licence, easement, right of way or other rights of any kind (and all renewals, extensions and amendments thereof or substitutions therefor) acquired by or on behalf of the Participants.

1.30

“Participant” and “Participants” means the persons or entities that from time to time have Participating Interests.

1.31

“Participating Interest” means an undivided beneficial interest in the Assets, and all rights and obligations arising under this Agreement, as such interest may from time to time be adjusted hereunder, expressed as a percentage.  Participating Interests shall be calculated to three decimal places and rounded to two (e.g., 1.519% rounded to 1.52%).  Decimals of .005 or more shall be rounded up to .01; decimals of less than .005 shall be rounded down.  The initial Participating Interests of the Participants are set out in Section 5.3.

1.32

“Party” means a party to this Agreement, its successors and assigns.

1.33

“Prime Rate” means at any particular time the annual rate of interest announced from time to time by Royal Bank of Canada, main branch, Vancouver, British Columbia as a reference rate then in effect for determining floating rates of interest on Canadian dollar loans made in Canada and as to which from time to time a certificate of an officer of Royal Bank of Canada shall be

1.34

“Production Decision” has the meaning assigned to it in Subsection (b).

1.35

“Products” means all ores, minerals and mineral resources produced from the Properties under this Agreement.

1.36

“Program” means a description in reasonable detail of the scope, direction and nature of the Operations to be conducted and objectives to be accomplished by the Manager for a year or any other reasonable period.

1.37

“Properties” means the mining claims and leases described in Schedule A, together with the Other Tenements, and any Acquired Rights claims or leases that become part of the Properties pursuant to Article 13, and shall include any renewal thereof and any other form of successor or substitute title thereto or tenure derived therefrom.

1.38

“Reclamation and Remediation Costs” has the meaning assigned to it in Section  8.8.

1.39

“Transfer” means sell, grant, assign, encumber, pledge or otherwise commit or dispose of.

1.40

“Venture” means the business arrangement of the Participants under this Agreement.

1.41

“$” means United States dollars.

1.42

Words importing the singular number only shall include the plural and vice versa, words importing the neuter gender shall include the feminine and masculine genders and vice versa and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa.

1.43

Attached hereto and forming part of this Agreement are the following Schedules:

Schedule A

Part 1 - Property

Part 2 - Area of Interest
Schedule B - Accounting Procedure
Schedule C - Net Smelter Returns Royalty

2.

REPRESENTATIONS AND WARRANTIES; TITLE TO ASSETS

2.1

Representations and Warranties

Each of the Participants represents and warrants to the other as follows:

(a)

that it has the capacity to enter into and perform this Agreement and all transactions contemplated herein and that all other actions required to authorize it to enter into and perform this Agreement have been properly taken;

(b)

that it will not breach any other agreement or arrangement by entering into or performing this Agreement;

(c)

that this Agreement has been duly executed and delivered by it and is valid and binding upon it in accordance with its terms;

(d)

that no consent or approval of any third party or governmental agency is required for the execution, delivery or performance of this Agreement or the transfer or acquisition of any interest in the Assets or, if such consent or approval is required, such consent or approval has been obtained and evidence thereof delivered to the other Participants; and

(e)

it owns its Initial Contribution free and clear of all liens, charges, encumbrances, security interests and adverse claims.

The representations and warranties set forth above shall survive the execution and delivery of any documents of Transfer provided under this Agreement.

2.2

Disclosures

Each of the Participants represents and warrants to the other that it is unaware of any material facts or circumstances which have not been disclosed in this Agreement, which should be disclosed to the other Participant in order to prevent the representations in this Article 2 from being materially misleading.

2.3

Covenants

Each of the Participants will:

(a)

from time to time give prompt notice to the other of any notice of default, lawsuit, proceeding, action or damages of which it becomes aware and which might affect it, the Assets or the title of any Participant to the Properties; and

(b)

not, without the other’s prior written consent, conduct any property acquisition, exploration, claim staking or mining operations within the Area of Interest except in accordance with Article 13.

2.4

Title

Title to the Assets shall be held in the name of the Manager in trust for the Participants in proportion to their Participating Interests as adjusted from time to time.  Each Participant shall have the right to receive, forthwith upon making demand therefor, from the Manager such documents as it may reasonably require to confirm its Participating Interest.

3.

PURPOSES AND TERM

3.1

General

The Participants hereby agree to associate and participate in a joint venture for the purposes hereinafter stated and agree that all of their rights and all of the Operations on or in connection with the Properties or the Area of Interest shall be subject to and governed by this Agreement.

3.2

Purposes

This Agreement is entered into for the following purposes and for no others, and shall serve as the exclusive means by which the Participants or either of them accomplishes such purposes:

(a)

to conduct Exploration of the Properties;

(b)

to evaluate the possible Development of and Mining Operations on the Properties;

(c)

if deemed feasible to do so, to engage in Development and Mining Operations on the Properties;

(d)

to acquire additional properties within the Area of Interest; and

(e)

to perform any other activity necessary, appropriate, or incidental to any of the foregoing.

3.3

Limitation

Unless the Participants otherwise agree in writing, the Operations shall be limited to the purposes described in Section 3.2 and nothing in this Agreement shall be construed to enlarge such purposes.

3.4

Effective Date and Term

The effective date of this Agreement shall be the date first recited above.  The term of this Agreement shall be for 20 years from the effective date and for so long thereafter as Products are produced from the Properties or the Participants are actively engaged in Exploration or Development of the Properties or continue to jointly own or operate any of the Assets or post-Mining reclamation Operations are being conducted, unless the Agreement is earlier terminated as herein provided.

4.

RELATIONSHIP OF THE PARTICIPANTS

4.1

No Partnership

Nothing contained in this Agreement shall be deemed to constitute any Participant the partner of the other, nor, except as otherwise herein expressly provided, to constitute any Participant the agent or legal representative of the other, nor to create any fiduciary relationship between them.  It is not the intention of the Participants to create, nor shall this Agreement be construed to create, any mining, commercial or other partnership.  Neither of the Participants shall have any authority to act for or to assume any obligation or responsibility on behalf of the other, except as otherwise expressly provided herein.  The rights, duties, obligations and liabilities of the Participants shall be several and not joint or collective.  Each Participant shall be responsible only for its obligations as herein set out and shall be liable only for its share of the costs and expenses as provided herein, it being the express purpose and intention of the Participants that their ownership of Assets and the rights acquired hereunder shall be as tenants-in-common.

4.2

Other Business Opportunities

Except as expressly provided in this Agreement, each Party shall have the right independently to engage in and receive full benefits from business activities, whether or not competitive with the Operations, without consulting the other.  The doctrines of “corporate opportunity” or “business opportunity” shall not be applied to any other activity, venture, or operation of either Party and no Participant shall have any obligation to the other with respect to any opportunity to acquire any property outside the Area of Interest at any time, or within the Area of Interest after the termination of this Agreement.  Unless otherwise agreed in writing, no Participant shall have any obligation to mill, beneficiate or otherwise treat any Products or any other Participant’s share of Products in any facility owned or controlled by such Participant.

4.3

Taxation

All Costs of Operations incurred hereunder shall be for the account of the Participant or Participants making or incurring the same, if more than one then in proportion to their respective Participating Interests, and each Participant on whose behalf any Costs have been so incurred shall be entitled to claim all tax benefits, write-offs and deductions with respect thereto.

4.4

Information

Any technical, economic or geological information of any nature, including without limitation any studies, reports, mining models, assays, drill hole data, geochemical reports, recovery reports and other information concerning the Property and the existence, location, quantity, quality or value of any minerals thereon or therein, provided to, or made available by one Party to the other under this Agreement (including information provided by the Manager to the other Participant or Participants) or prior to the effective date hereof, is provided without representation or warranty and is at the sole risk of the Party receiving the same.  Such information is provided “AS IS, WHERE IS” and EACH PARTY EXPRESSLY DISCLAIMS ALL EXPRESS OR IMPLIED WARRANTIES CONCERNING THE SAME, AND EXPRESSLY EXCLUDING ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE.  It is further agreed B2Gold (as Manager or otherwise) shall not be obligated to provide to any Party any information that is subject to a separate confidentiality arrangement with a third person, or is otherwise confidential or is obtained by the use of any proprietary or confidential methodologies or techniques, including those under license or agreement with any third person, for ascertaining the existence, location, quantity, quality or value of any minerals.

5.

INTERESTS OF PARTICIPANTS

5.1

Initial Contributions

Each Participant, as its Initial Contribution, hereby contributes to the Venture and for purposes of this Agreement all its undivided right, title and interest in and to the Properties.

5.2

Value of Initial Contributions

The agreed value of the Participants’ respective Initial Contributions shall be as follows:

___________

$___________

___________

$___________

5.3

Initial Participating Interests

The initial Participating Interests of the Participants shall be as follows:

___________

__%

__________

__%

5.4

Changes in Participating Interests

The Participating Interests shall be changed as follows:

(a)

as provided in Section5.5, upon an election by a Participant pursuant to Section 8.5 to contribute less to an adopted Program and Budget than the percentage reflected by its Participating Interest;

(b)

as provided in Section 9.4, in the event of default by a Participant in making its agreed upon contribution to an adopted Program and Budget;

(c)

Transfer by a Participant of less than all of its Participating Interest in accordance with Section 15;

acquisition of less than all or part of the Participating Interest of another Participant, however arising; or

(d)

as provided in Section 5.6.

5.5

Voluntary Reduction in Participation

(a)

A Participant may elect, as provided in Section 8.5, to contribute to an adopted Program and Budget in some lesser amount than its Participating Interest, or not to contribute at all.  Each Participant shall have the right to elect to participate or not to participate without regard to its vote on adoption of the Program and Budget.  The Participating Interest of such Diluting Participant will be reduced as Cash Calls are met and expenditures are made under an adopted Program and Budget.

(b)

A Diluting Participant’s Participating Interest will be recalculated according to the following formula:

R =  REA (P) _  X  100%
       REA (AP)

Where:

R

=

The recalculated Participating Interest of the Diluting Participant.

REA (P)

=

The Diluting Participant’s Equity Account balance immediately prior to the commencement of the adopted Program and Budget plus the amount, if any, of the debits and credits to the Equity Account of the Diluting Participant under the adopted Program and Budget.

REA (AP)

=

The Equity Account balance for both Participants immediately prior to the commencement of the adopted Program and Budget plus the amount of the debits and credits to the Equity Accounts of both Participants under the adopted Program and Budget.

The Participating Interest of the Non-Diluting Participant shall be increased by the amount of the reduction in the Participating Interest of the Diluting Participant.

(a)

A Diluting Participant shall retain all of its rights and all of its obligations (except as provided in Section 5.5(b) above and subject to the provisions of Section 5.6) including the right to participate in future Programs and Budgets at its recalculated Participating Interest.

(b)

A Participant that reduces its Participating Interest pursuant to this Section 5.5 shall have the right to redeem its position if the actual Costs are less by at least 20% than the budget as set out in the Program and Budget to which the Participant had limited its contributions; otherwise the reduction is final.  The Manager shall at least 20 days prior to the Management Committee meeting at which the next subsequent Program and Budget is to be adopted provide to all Participants a complete statement of Costs incurred to date and an estimate of Costs to be incurred to complete the Program and Budget to which the Diluting Participant did not contribute to the full extent of its Participating Interest.   If the Diluting Participant has the right to redeem its position as aforesaid, the Diluting Participant shall inform the Management Committee prior to the said meeting of its wish to do so.  A Participant redeeming its Participating Interest shall pay the Costs it would have paid had it participated to the fullest extent possible in the Program and Budget, plus interest thereon from the date of any expenditure to the date of payment at an annual rate equal to the Prime Rate plus 3%.  Payment shall be made by the redeeming Participant to the other Participant or, if more than one, to the other Participants pro rata in accordance with the amount which each of them contributed to the Program and Budget, within 30 days of receipt from the other Participant of an invoice for its share.

5.6

Conversion of Minority Interest to Royalty

(a)

If a Participant’s Participating Interest is reduced to less than 10% under the provisions of Section 5.5 or Section 9.4(d), the Participant shall be deemed to have withdrawn from this Agreement and shall relinquish its entire Participating Interest.  Such relinquished Participating Interest shall be and be deemed to have been transferred automatically to the other Participant or, if more than one, to the other Participants pro rata in accordance with their respective Participating Interests.  The Participant which has relinquished its Participating Interest shall in lieu thereof have the right to be paid the royalty provided in Article 10.

(b)

For purposes of this Section 5.6, the determination of whether a Participant’s Participating Interest has been reduced to less than 10% under the provisions of Section 5.5 shall be made on the basis of the recalculated Participating Interest provided for under Section  5.5(b), and the relinquishment, withdrawal and entitlements provided for in this Section 5.6 shall be effective as of the date the Participant’s Participating Interest was reduced to less than 10%.  However, if the final adjustment, provided for under Section 5.5(d), results in a recalculated Participating Interest of 10% or more: (i) the Diluting Participant’s recalculated Participating Interest shall, effective as of the last day of the Budgetary Period, be deemed to have automatically revested; (ii) such Participant shall be reinstated as a Participant, with all of the rights and obligations pertaining thereto; (iii) the royalty interest (if any) vested under the terms of Section 5.6(a) shall terminate; and (iv) the Participants shall make such reimbursements, reallocations of production, contributions and other adjustments as are necessary so that, to the extent possible, each Participant will be placed in a position it would have been in had the adjusted recalculated Participating Interests been in effect throughout the Budgetary Period.

5.7

Continuing Liabilities Upon Adjustments of Participating Interests

(a)

Any reduction or forfeiture of a Participant’s Participating Interest shall not relieve such Participant of its share of any liability, whether it accrues before or after such reduction or forfeiture, arising out of Operations conducted prior thereto.  For purposes of the foregoing, such Participant’s share of such liability shall be equal to its Participating Interest at the time such liability was incurred.  The increased Participating Interest accruing to a Participant as a result of the reduction of the other Participant’s Participating Interest shall be free of royalties, liens or other encumbrances arising by, through or under such other Participant, other than those existing at the time the Properties were acquired or those to which all Participants have given their written consent or which may arise pursuant to Section 5.6.  An adjustment to a Participating Interest need not be evidenced during the term of this Agreement by the execution and recording of appropriate instruments, but each Participant’s Participating Interest shall be shown in the books of the Manager.  However, any Participant, at any time upon the request of another Participant, shall execute and acknowledge instruments necessary to evidence such adjustment in form sufficient for recording in the jurisdiction where the Properties are located.

6.

MANAGEMENT COMMITTEE

6.1

Organization and Composition

Within 30 days after the execution of this Agreement, the Participants by notice to each other of their respective appointed members shall establish a Management Committee to determine overall policies, objectives, procedures, methods and actions under this Agreement.  The Management Committee shall consist of one member appointed by each Participant.  Each Participant may appoint one or more alternates to act in the absence of a regular member.  Any alternate so acting shall be deemed to be a member.  Appointments shall be made or changed by notice to the other Participants.

6.2

Decisions

Each Participant, acting through its appointed member shall have a vote on the Management Committee equal to its Participating Interest.  Subject to the remaining provisions of this Section , all decisions of the Management Committee shall be decided by a simple majority vote of the Participating Interests such that, by way of example and for greater clarity, the vote of a Participant holding a Participating Interest greater than 50% is a simple majority vote which would be effective to make the decision of the Management Committee.

The following actions require the approval of all Participants:

(a)

the sale of all or substantially all of Assets or any sale of material Assets outside the ordinary course of business;

(b)

any transaction between the Venture and a Participant or its Affiliates;

(c)

approval of any deviation from the provisions of section 3.2;

(d)

any modification of the by-laws or constitution of a joint venture company, if one is used;

(e)

the settlement of any litigation or arbitration that involves a payment in excess of $500,000;

(f)

material changes to the project from that contemplated by the feasibility study;

(g)

after the commencement of commercial production, any suspension of operations exceeding 120 days where there is no element of force majeure and where the project would otherwise be operating profitably; or

(h)

annual exploration expenditures in excess of $5 million.

6.3

Meetings

The Management Committee shall hold regular meetings at least annually in Vancouver, British Columbia, or at other mutually agreed places.  The Manager shall give 30 days’ notice to the Participants of such regular meetings.  Additionally, any Participant may call a special meeting upon five Business Days’ notice to the Manager and the other Participant.  In case of emergency, reasonable notice of a special meeting shall suffice.  There shall be a quorum if notice was given as provided in this Section 6.3 and at least one member representing one Participant is present.  Each notice of a meeting shall include an itemized agenda prepared by the Manager in the case of a regular meeting, or by the Participant calling the meeting in the case of a special meeting, but any matters may be considered with the consent of all Participants.  The Manager shall prepare minutes of all meetings and shall distribute copies of such minutes to the Participants within 30 Business Days after the meeting. The Participants shall have 15 days from receipt of the draft minutes to approve or comment upon the draft minutes.  If a Participant does not object to or comment upon the draft minutes within such period, the Participant will be deemed to have approved the minutes.  The Manager shall then have 30 days to revise the draft minutes as the Manager sees fit, taking into account any comments received.  The minutes shall be the official record of the decisions made by the Management Committee and shall be binding on the Manager and the Participants. If personnel employed in Operations are required to attend a Management Committee meeting, reasonable costs incurred in connection with such attendance shall be a Venture Cost.  All other costs shall be paid for by the Participants individually.

6.4

Action Without Meeting

In lieu of meetings, the Management Committee may hold telephone conferences, so long as all decisions are recorded in minutes prepared by the Manager pursuant to Section 6.3.

6.5

Matters Requiring Approval

The Management Committee shall have ultimate authority to determine all management matters related to this Agreement.  This authority shall be delegated to the Manager and the Management Committee will provide overall direction and guidance to the Manager, who will be responsible for implementing approved Programs and Budgets and carrying out the overall objectives of this Agreement, including but not limited to, the specific duties set forth in Section 7.2.

7,

MANAGER

7.1

Appointment of Manager

B2Gold or its designated Affiliate is hereby appointed as the manager with overall responsibility to manage and carry out Operations.  B2Gold (or, if applicable, its designated Affiliate) hereby agrees to serve as Manager until it resigns as provided in Section 7.4.

7.2

Powers and Duties of Manager

Subject to the terms and provisions of this Agreement, the Manager shall have the following powers and duties which shall be discharged in accordance with approved Programs and under the general guidance of the Management Committee:

(a)

The Manager shall manage, direct and control Operations.

(b)

The Manager shall implement the decisions of the Management Committee and shall make all expenditures necessary to carry out adopted Programs, and shall promptly advise the Management Committee if it lacks sufficient funds to carry out its responsibilities under this Agreement.

(c)

The Manager shall:

(i)

purchase or otherwise acquire for the Venture all material, supplies, equipment, water, utility and transportation services required for Operations, such purchases and acquisitions to be made on the best terms available, taking into account all of the circumstances,

(ii)

obtain such customary warranties and guarantees as are available in connection with such purchases and acquisitions, and

(iii)

keep the Assets free and clear of all liens and encumbrances, except for those existing at the time of, or created concurrently with, the acquisition of such Assets, or mechanic’s or materialmen’s liens which shall be released or discharged in a diligent manner, or liens and encumbrances specifically approved by the Management Committee.

(d)

The Manager shall conduct such title examinations and cure such title defects as may be advisable in the reasonable judgment of the Manager.

(e)

With respect to the Goods and Services Tax (the “GST”) under Part IX of the Excise Tax Act S.C. 1990, c.45 (the “Act”), the Manager shall account for all GST in respect of any supplies made to or by the Joint Venture.  The Participants shall be registrants and will each execute and provide to the Manager a joint venture election pursuant to section 273 of the Act, confirming that the Manager shall account for all GST in respect of any supplies made to or by the Joint Venture.  Accounting for GST shall include paying GST on all taxable purchases and claiming the corresponding input tax credits on behalf of the Joint Venture.

(f)

The Manager shall:

(i)

make or arrange for all payments required by leases, licenses, permits, contracts and other agreements related to the Assets; and

(ii)

pay all taxes, assessments and like charges on Operations and Assets except taxes determined or measured by the Participants’ sales revenue or income.

If authorized by the Management Committee, the Manager shall have the right to contest in the courts or otherwise, the validity or amount of any taxes, assessments or charges if the Manager deems them to be unlawful, unjust, unequal or excessive, or to undertake such other steps or proceedings as the Manager may deem reasonably necessary to secure a cancellation, reduction, readjustment or equalization thereof before the Manager shall be required to pay them, but in no event shall the Manager permit or allow title to the Assets to be lost as the result of the non-payment of any taxes, assessments or like charges.

(g)

The Manager shall:

(i)

apply for all necessary permits, licenses and approvals,

(ii)

comply with applicable laws and regulations in all substantial respects,

(iii)

notify promptly the Management Committee of any allegations of substantial violation thereof, and

(iv)

prepare and file all reports or notices required for Operations.

The Manager shall not be in breach of this Section 7.2(g) if a violation has occurred and the Manager in a timely fashion takes such steps as might be available to remedy the violation or to prevent its recurrence or disposes of the same through payment of fines or penalties imposed in accordance with the law.

(h)

The Manager shall prosecute and defend as it considers appropriate, but shall not initiate without consent of the Management Committee, all litigation or administrative proceedings arising out of Operations.  The Management Committee shall approve in advance any settlement involving payments (except for fines or penalties), commitments or obligations in excess of $100,000 in cash or value.

(i)

The Manager shall obtain and maintain for itself and the other Participants such insurance, with such limits and deductibles, as would normally be maintained by a reasonably prudent operator in the circumstances, either by way of a separate policy or the extension of coverage under a “blanket” policy maintained by an Affiliate of the Manager, and the cost thereof shall be paid by the Participants as an item to be included in each Budget; alternatively the Manager may provide protection for the Participants comparable to such insurance coverage and if it elects to self-insure, it shall charge to the Joint Account an amount equal to the premium it would have paid had it secured and maintained a policy or policies of insurance n a competitive bid basis in the amount of such coverage and the cost thereof shall be paid by the Participants as an item to be included in each Budget.

(j)

The Manager may dispose of Assets, whether by abandonment, surrender or sale in the ordinary course of business, except that the Properties may be abandoned or surrendered only as provided in Article 14.

(k)

The Manager shall have the right, subject to Section 7.6 below, to carry out its responsibilities hereunder through agents, Affiliates or independent contractors.

(l)

The Manager shall keep and maintain all required accounting and financial records pursuant to the Accounting Procedure and in accordance with generally accepted accounting principles consistently applied.

(m)

The Manager shall keep the Management Committee advised of all Operations by submitting in writing to each member of the Management Committee a detailed report within 90 days after completion of each Program and Budget, which shall include comparisons between actual and budgeted expenditures and comparisons between the objectives and results of Programs.  At all reasonable times the Manager shall provide the Management Committee or the representatives of each Participant access to, and the right to inspect and copy all maps, drill logs, core tests, reports, surveys, assays, analyses, production reports, operations, technical, accounting and financial records, and other information acquired in Operations.  Such material and information shall be solely for the benefit of the Participants to whom such material and information are made available and the Participants agree not to discuss or disclose the same to any third parties except as provided in this Agreement.  Each Participant further agrees that its use of or reliance on such material and information shall be at its sole risk and further agrees to indemnify, defend and hold harmless the Manager and its Affiliates (including without limitation direct and indirect parent companies), and its or their respective directors, officers, shareholders, employees, agents and attorneys, from and against any and all claims, demands, investigations, judgments, losses, liabilities, costs and expenses, including reasonable legal fees, which may be imposed upon, asserted against or incurred by any of them and which arise out of or result from use of or reliance on such material and information by the receiving Participant, or any third party to whom the receiving Participant discloses such material and information.  The Manager makes no representation or warranty as to the completeness or accuracy of any material or information disclosed hereunder.

(n)

The Manager shall allow each Participant, at such Participant’s sole risk and expense, and subject to the Manager’s safety regulations, to inspect the Assets and Operations at all reasonable times, so long as such Participant does not unreasonably interfere with Operations.  Such Participant agrees to indemnify, defend and hold harmless the Manager and its Affiliates (including without limitation direct and indirect parent companies), and its or their respective directors, officers, shareholders, employees, agents and attorneys, from and against any and all claims, demands, investigations, judgments, losses, liabilities, costs and expenses, including reasonable legal fees, which may be imposed upon, asserted against or incurred by any of them and which arise out of or result from the entry of, presence or activities of such Participant and/or its agents and representatives on the Properties, including without limitation bodily injury or death at any time resulting therefrom and damage to property sustained by any person or persons, unless such loss or damage is caused by the gross negligence or wilful misconduct of the Manager.

(o)

The Manager shall undertake all other activities reasonably necessary to fulfil the foregoing.

The Manager shall not be in default of any duty under this Section 7.2 if its failure to perform results from the failure of the other Participant to perform acts or to contribute or pay amounts required of it by this Agreement.

7.3

Standard of Care

The Manager shall conduct all Operations in a good, workmanlike and efficient manner, in substantial accordance with sound mining and other applicable industry standards and practices, and in substantial accordance with the terms and provisions of leases, licenses, permits, contracts and other agreements pertaining to Assets.  The Manager shall not be liable to the other Participant for breach of this Agreement or any other act or omission resulting in damage or loss unless the same constitutes the Manager’s wilful misconduct or gross negligence.

7.4

Resignation; Deemed Offer to Resign

The Manager may resign upon one month’s prior notice to the other Participant.  If any of the following shall occur, the Manager shall be deemed to have offered to resign, which offer shall be accepted by the other Participant, if at all, within 30 days following such deemed offer:

(a)

the aggregate Participating Interest of the Manager and its Affiliates becomes less than 50% and the Participant with the majority Participating Interest giving 30 days notice to the other Participant that it will be taking over as Manager;

(b)

the Manager fails to perform a material obligation imposed upon it under this Agreement and does not within 60 days after notice from the Management Committee demanding performance commence in good faith to remedy the failure or to take steps to prevent its recurrence;

(c)

a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official for a substantial part of its assets is appointed and such appointment is neither made ineffective nor discharged within 60 days after the making thereof, or such appointment is consented to, requested by, or acquiesced in by the Manager; or

(d)

the Manager commences a voluntary case under any applicable bankruptcy, insolvency or similar law now or hereafter in effect; or consents to the entry of an order for relief in an involuntary case under any such law or to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or other such similar official of any substantial part of its assets; or makes a general assignment for the benefit of creditors; or fails generally to pay its debts as such debts become due; or takes corporate or other action in furtherance of any of the foregoing.

If the Manager resigns or if its offer to resign is accepted the other Participant or, if more than one, the other Participant with the largest Participating Interest may elect to become the new Manager by notice to the resigning Participant within 30 days after the notice of resignation.

7.5

Payments to Manager

The Participants will compensate the Manager for its services and reimburse the Manager for its costs hereunder in accordance with the Accounting Procedure.

7.6

Transaction with Affiliates

The Manager may engage Affiliates to provide services, supplies, equipment or machinery hereunder, provided that it shall do so on terms no less favourable than would be the case with unrelated persons in arm’s length transactions.

7.7

Activities Absent Approved Plan and Budget

7.8

If the Management Committee for any reason fails to adopt a Program and Budget, then subject to the contrary direction of the Management Committee and to the receipt of necessary funds, the Manager shall continue Operations at levels necessary to maintain and protect the Assets and to comply with all contractual and regulatory obligations related thereto.  The Participants shall be obligated to fund such Operations until a new Program and Budget has been adopted.  For purposes of determining the required contributions of the Participants and their respective Participating Interests, the last adopted Program and Budget shall be deemed to have been extended.

7.9

Independent Contractor

The Manager is and shall act as an independent contractor and not as the agent of the other Participant.  The Manager shall maintain complete control over its employees and all of its subcontractors with respect to performance of the Operations.  Nothing contained in this Agreement or any subcontract awarded by the Manager shall create any contractual relationship between any subcontractor and the other Participant.  The Manager shall have complete control over and supervision of Mining Operations and shall direct and supervise the same so as to ensure their conformity with this Agreement.

8.

PROGRAMS AND BUDGETS

8.1

Operations Pursuant to Programs

Except as otherwise provided in this Article 8, Operations shall be conducted and Assets shall be acquired only pursuant to approved Programs.  Programs and Budgets shall be designed to set forth in reasonable detail the scope, direction and nature of Operations and establish a fiscal basis for Operations, but are not expected to constitute an enumerated list of each activity and expenditure to be undertaken by the Manager or of the Costs to be incurred and each Program shall be deemed to permit all expenditures required to permit the Manager to perform its duties hereunder and the incurring and payment of all Costs in relation thereto.  The Manager will report to the Management Committee monthly on Exploration activities and Costs during periods of active Exploration, and more frequently if unusual or significant events occur.

8.2

Presentation of Programs and Budgets

Subject to Section 8.5, proposed Programs and Budgets shall be prepared by the Manager for a period of twelve months or any other reasonable period determined by the Manager.  The first Program and Budget is attached hereto as Schedule l.  During the Budgetary Period encompassed by any Program and Budget and at least two months prior to its expiration, a proposed Program and Budget for the succeeding Budgetary Period shall be prepared by the Manager and submitted to each of the Participants.

8.3

Production Decision

(a)

After the Manager prepares a Feasibility Study, it shall submit the Feasibility Study to the Management Committee.  The Management Committee shall meet and decide whether further work is required to complete the Feasibility Study or the Feasibility Study is complete.

(b)

If the Management Committee determines that the Feasibility Study is complete, it shall then decide whether development of a mine is warranted.  If the Management Committee makes a positive decision (a “Production Decision”), it shall then instruct the Manager to prepare an overall Program and Budget consistent with the Feasibility Study for all Operations through to the end of Development.  Until Operations have then been completed through to the end of Development, each Program and Budget adopted pursuant to this Article 8 after a Production Decision (it being contemplated that the overall Program and Budget will be implemented through incremental Programs and Budgets approved pursuant to this Article 8) shall be consistent with the overall Programs and Budget and the Management Committee will use reasonable efforts to ensure, but will not guarantee, that the total Costs from the completion of the Feasibility Study through Development does not exceed the overall Program and Budget by more than 20%.

8.4

Review and Approval of Proposed Programs and Budgets

Within 30 days of the submission of a proposed Program and Budget by the Manager to the Participants, the Manager shall call a meeting of the Management Committee to consider the same.  The Management Committee shall adopt the Program and Budget, with such modifications, if any, as it deems necessary, or reject the same and require a new submission from the Manager.

8.5

Election to Participate

By notice to the Manager within 20 days after the vote by the Management Committee adopting a Program and Budget, each Participant including the Participant which is the Manager may elect to contribute to the Costs of such Program and Budget in proportion to its Participating Interest, in some lesser proportion or not at all.  If a Participant does not elect to contribute in proportion to its Participating Interest, the Participating Interest of the Participants will be recalculated as provided in Article 5.  If a Participant fails to make an election within such 20 days, it shall be deemed to have elected to contribute to such Program and Budget in proportion to its Participating Interest as of the beginning of the period covered by the Program and Budget.  If any Participant elects not to contribute to a Program and Budget to the fullest extent possible, the proportion to be contributed by the Participant or Participants which elected to contribute in proportion to their Participating Interests shall be increased pro rata, subject to the right of any of them to elect not to contribute more than its proportionate share at that time.  If after the operation of this Section 8.5 the Costs for a Program and Budget are not fully committed, the Program and Budget shall be deemed to be withdrawn, subject to the right of the Manager to propose a new draft Program and Budget.

8.6

Budget Overruns; Program Changes

The Manager shall immediately notify the Management Committee of any material departure from an adopted Program and Budget.  If the Manager exceeds Budget, then the excess, to a maximum of 25% of the Budget amount, shall be for the account of the Participants in proportion to their respective Participating Interests (unless the overrun is due to the gross negligence or wilful default of the Manager, in which case the overrun is for the sole account of the Manager) and any amount in excess of 25% of the Budget shall be for the sole account of the Manager.  Noting in this Agreement shall prevent the Manager from submitting an amended Program and Budget to the Management Committee for approval.

8.7

Emergency or Unexpected Expenditures

In case of emergency, the Manager may take any reasonable action it deems necessary to protect life, limb or property, to protect the Assets or to comply with law, government regulation or contractual obligations.  The Manager may also make reasonable expenditures for unexpected events which are beyond its reasonable control and which do not result from a breach by it of its standard of care.  The Manager shall promptly notify the Management Committee of the emergency or unexpected expenditure, and the Manager shall be reimbursed for all resulting costs by the Participants in proportion to their respective Participating Interests at the time the emergency occurred or the unexpected expenditures were incurred.

8.8

Contingency Fund

8.9

Once a Production Decision is made, the Manager shall establish and administer a contingency fund (the “Contingency Fund”), in addition to all required statutory funds, to be maintained as a separate account for the purpose of paying all costs, outlays, expenses, obligations, liabilities and charges of whatever kind or nature incurred or chargeable, directly or indirectly, by the Participants for environmental protection, reclamation, pollution control, testing, monitoring, clean-up, containment and removal of hazardous substances from the Properties, remediation, decommissioning, shutdown and other similar matters (“Reclamation and Remediation Costs”), severance pay and pensions for employees arising as a result of operations and in connection with the permanent or temporary shutdown in whole or in part of any mine on the Properties.  At the time such Contingency Fund is established the Manager will estimate the amount required throughout the life of the mine and, based upon the estimated mine life, the amount required to be contributed by each Participant in accordance with its Participating Interest on an annual basis or from time to time in the case of special or unexpected Reclamation and Remediation Costs and such amount shall be included in the applicable Budget and shall be considered Costs for all purposes of this Agreement.  Such Contingency Fund shall be held in trust on behalf of the Participants and invested and reinvested by the Manager in Government of Canada treasury bills or similar liquid investments issued by the federal or provincial governments of Canada (or their agencies or legal entities) as the Management Committee may from time to time authorize acting prudently on behalf of the Participants.  To the extent that additional funds are required to fund Costs once the Contingency Fund is in place and the Management Committee is of the view that there will be sufficient future Products produced from the Property to replenish any moneys distributed from the Contingency Fund the Manager will distribute such funds to the Participants in accordance with their respective Participating Interests.  In the event of any subsequent shortfall in the Contingency Fund, each Participant will within 30 days after being requested to do so in writing by the Manager, repay its share of such funds in proportion to its Participating Interest.

9.

ACCOUNTS AND SETTLEMENTS

9.1

Monthly Statements

The Manager shall promptly submit to the Management Committee monthly statements of account reflecting in reasonable detail the charges and credits to the Joint Account during the preceding month under this Agreement.

9.2

Cash Calls

Five business days prior to the last day of each month the Manager shall submit to each Participant which has elected to contribute to the Program and Budget then in effect a billing for such Participant’s share of estimated Costs for the next month.  Within ten days after receipt of each billing, each Participant shall advance to the Manager such estimated amount.  Time is of the essence of payment of such billings.  If the amount billed for the estimated Costs was less than the actual Costs incurred or charged during that month, the Manager may bill the Participants for the difference at any time, which the Participants will pay within ten days following receipt of billing.  With the concurrence of the Management Committee, the Manager may establish more frequent billing cycles to minimize account balances.

9.3

Failure to Pay Billings

Any payments not made when due under Section 9.2 shall bear interest from the date due at an annual rate equal to the Prime Rate plus ten percent (10%).  The non-defaulting Participants shall have the rights, remedies and elections specified in Section 9.4.

9.4

Default in Making Contributions

(a)

If a Participant elects to contribute to an approved Program and Budget and then defaults in its obligation to pay a contribution or cash call hereunder, the Manager, by notice to the defaulting Participant, may at any time, but shall not be obligated to, elect to make such contribution or meet such cash call on behalf of the defaulting Participant (when paid, a “Cover Payment”).  If more than one Cover Payment is made, the Cover Payments shall be aggregated and the rights and remedies described herein pertaining to an individual Cover Payment shall be made to apply to the aggregated Cover Payments.

(b)

Each Cover Payment shall constitute indebtedness due from the defaulting Participant to the Manager, which indebtedness shall be payable upon demand and shall bear interest from the date incurred to the date of payment at the rate specified in Section 9.3.

(c)

Each Participant other than the Manager hereby grants to the Manager, as security for repayment of the indebtedness referred to in Section 9.4(b) above together with interest thereon, legal fees and all other costs and expenses incurred in collecting payment of such indebtedness and enforcing such security interest, a mortgage of and security interest in such Participant’s right, title and interest in, whenever acquired or arising, the Assets and this Agreement together with all proceeds of and accessions to the foregoing.  Each Participant hereby represents and warrants to the Manager that such mortgage and security interest ranks and will rank at all times prior to any and all other mortgages and security interests.  Each Participant hereby agrees to take all action necessary to perfect such mortgage and security interest and irrevocably appoints the Manager as its attorney-in-fact to execute, file and record all financing statements and any other documents necessary to perfect or maintain such mortgage and security interest or otherwise give effect to the provisions hereof.  Upon default being made in the payment of the indebtedness referred to in Section 9.4(b) when due the Manager may exercise any or all of the rights and remedies available to it at common law, by statute or hereunder.  Without limiting the generality of the foregoing, to the extent permitted by applicable law each Participant grants to the Manager a power of sale as to any property that is subject to the mortgage and security interest granted hereunder, such power to be exercised in the manner provided by applicable law or otherwise in a commercially reasonable manner and upon reasonable notice.  In the event the Manager enforces the mortgage or security interest pursuant to the terms of this section, the defaulting Participant waives any available right of redemption from and after the date of judgment, any required valuation or appraisement of the mortgaged or secured property prior to sale, any available right to stay execution or to require a marshalling of assets and any required bond in the event a receiver is appointed and the defaulting Participant agrees that it will be liable for any continuing deficiency.

(d)

If a Cover Payment shall have been made, upon the giving of not less than 30 days’ prior notice to the defaulting Participant, the Manager may, but shall not be obligated to, elect to effect an adjustment of its Participating Interest pursuant to this Section 9.4.  Upon such election, an amount equal to 125% of the Cover Payment shall be deducted from the defaulting Participant’s Equity Account and added to the Equity Account of the Manager and the Participating Interests of the defaulting Participant and of the Manager shall be recalculated based on the adjusted Equity Accounts; thereupon the debt represented by the Cover Payment shall be extinguished.

(e)

If a Cover Payment and the indebtedness arising therefrom shall not have been discharged when due and the option set out in Section 9.4(d) has not been exercised then, upon not less than 30 days’ notice to the defaulting Participant, the Manager may, but shall not be obligated to, elect to purchase all the right, title and interest, whenever acquired or arising, of the defaulting Participant in the Assets and this Agreement together with all proceeds and accessions of the foregoing at a purchase price equal to 80% of the fair market value thereof as determined by an independent appraiser appointed by the Manager (or, if the defaulting Participant objects to the person so appointed within ten days of receiving notice thereof, then by an independent appraiser appointed by joint action of independent appraisers appointed by each of the Manager and the defaulting Participant; provided, however, that if the defaulting Participant fails to designate an independent appraiser for such purpose within ten days after such objection, then the person originally designated by the Manager shall serve as the independent appraiser).  There shall be withheld from the purchase price payable, upon transfer of such rights, title and interest, the amount of indebtedness of the defaulting Participant owing to the Manager together with unpaid interest accrued thereon to the date of such transfer.  Upon payment of such purchase price, the defaulting Participant shall be deemed to have relinquished all such right, title and interest to the Manager.

(f)

A defaulting Participant, by paying all indebtedness and interest thereon then owing to the Manager, if it elected to make the Cover Payment, and any and all costs incurred by the Manager pursuant to this Section 9.4 including costs of an appraisal under Section 9.4(e) and costs to execute or foreclose on a security interest, may cure such default at any time prior to (i) consummation of an action to execute or foreclose on a security interest granted pursuant to Section 9.4(c); (ii) an adjustment of Participating Interests being effected pursuant to Section 9.4(d); or (iii) notification from the Manager that it will purchase the defaulting Participant’s Interest pursuant to Section 9.4(e).

(g)

Upon a default of the type referred to in Section 9.4(e) above, the right of the defaulting Participant to take delivery in kind under Article 11 shall cease.  The Manager, if it elected to make the Cover Payment, may sell the defaulting Participant’s share of Products in any commercially reasonable manner determined by the Manager in its discretion.  If the Manager elects to sell the defaulting Participant’s share of Products, it shall apply the proceeds thereof first, to make any contribution or meet any cash call not made or met by the defaulting Participant or made or met, on its behalf, and second, to pay the indebtedness and unpaid and accrued interest thereon then owing by the defaulting Participant to the Manager.  The right of a defaulting Participant to take in kind its share of Products shall be reinstated at the first time when such Participant is not in default in its obligation to make a contribution or meet a cash call and all indebtedness and interest thereon arising out of the making by the Manager of Cover Payments has been paid in full.

9.5

Audits

Upon request made by any Participant within 12 months following the end of any calendar year (or, if the Management Committee has adopted an accounting period other than the calendar year, within 12 months after the end of such period), the Manager shall order an audit of the accounting and financial records for such calendar year (or other accounting period).  All written exceptions to and claims upon the Manager for discrepancies disclosed by such audit shall be made not more than three months after receipt of the audit report.  Failure to make any such exception or claim within the three month period shall mean the audit is correct and binding upon the Participants.  The audits shall be conducted by such national or international firm licensed as chartered accountants in Canada, who are not the auditors of the Manager, as may be selected by the Manager from time to time.

10.

NET SMELTER RETURNS ROYALTY

10.1

Conversion to Net Smelter Returns Royalty

If a Participant relinquishes its Participating Interest pursuant to Section 5.6, the remaining Participant or, if more than one, the remaining Participants pro rata in accordance with their respective Participating Interests as adjusted from time to time, shall pay to the relinquishing Participant a 1.5% Net Smelter Return Royalty, if any, for each year thereafter calculated and paid in accordance with Schedule C hereto.  Except for or as provided in Sections 5.7, 10.2, this Section 10.1 and Articles 15, 16 and 17, this Agreement shall thereupon terminate.

10.2

No Obligation to Produce

If a Participant forfeits its Participating Interest any decision to place the Property into production shall be at the sole discretion of the other and if the Property is in or is placed into production, such other shall have the unfettered right to suspend, curtail or terminate any such operation as it in its sole discretion may determine.

11.

DISPOSITION OF PRODUCTION

11.1

Taking in Kind

Each Participant shall take in kind or separately dispose of its share of all Products in accordance with its Participating Interest.  Any expenditure incurred in the taking in kind of Products by a Participant shall be borne by it.  Nothing in this Agreement shall be construed as providing, directly or indirectly, for any joint or cooperative marketing or selling of Products.  The Manager shall give the Participants notice at least 10 days in advance of the delivery date upon which Products will be available.

11.2

Failure of Participant to Take in Kind

If a Participant fails to take in kind within 30 days after receipt of notice from the Manager under Section 11.1, the Manager shall have the right, but not the obligation, for a period of time not to exceed one year, to sell such share as agent for the Participant at not less than the prevailing market price in the area.  The Manager shall be entitled to deduct from proceeds of any sale by it for the account of the Participant reasonable expenses and commissions incurred in such a sale.

12.

TERMINATION

12.1

Termination by Expiration or Agreement

This Agreement shall terminate as expressly provided in this Agreement, unless earlier terminated by written agreement.

12.2

Termination by Deadlock

If the Management Committee fails to adopt a proposed Program and Budget by the beginning of the period to which it would apply, any Participant may notify the others that it intends to terminate this Agreement if a Program and Budget is not adopted within 30 days of the date of such notice.  If a Program and Budget is not adopted within such period, a Participant may elect to terminate this Agreement by giving notice of termination to the others.

12.3

Continuing Obligation

On termination of this Agreement under Section 12.1 or 12.2, the Participants shall remain liable for continuing obligations hereunder until final settlement of all accounts and for any liability, whether it accrues before or after termination, if it arises out of Operations during the term of the Agreement.

12.4

Disposition of Assets on Termination

Promptly after termination under Section 12.1 or 12.2, the Manager shall take all action necessary to wind up the activities of the Venture, and all costs and expenses incurred in connection with the termination of the Venture shall be expenses chargeable to the Venture.  The Assets shall first be paid, applied, or distributed in satisfaction of all liabilities of the Venture to third parties and then to satisfy any debts, obligations, or liabilities owed to the Participants.  Before distributing any funds or Assets to Participants, the Manager shall have the right to segregate amounts which, in the Manager’s reasonable judgment, are necessary to discharge continuing obligations (including without limitation obligations related to environmental reclamation and remediation) or to purchase for the account of Participants, bonds or other securities for the performance of such obligations.  Thereafter, any remaining cash and all other Assets shall be distributed in undivided interests to the Participants in accordance with their respective Participating Interests unless otherwise provided herein or otherwise agreed.  No Participant shall receive a distribution of any interest in Products or proceeds from the sale thereof if such Participant’s Participating Interest therein has been terminated pursuant to this Agreement.

12.5

Right to Data after Termination

After termination of this Agreement pursuant to Section 12.1 or 12.2, each Participant shall be entitled to copies of all information acquired hereunder before the effective date of termination not previously furnished to it.

12.6

Continuing Authority

On termination of this Agreement under Section 12.1 or 12.2, the Manager shall have the power and authority, subject to control of the Management Committee, if any, to do all things on behalf of the Participants which are reasonably necessary or convenient to:

(a)

wind-up Operations; and

(b)

complete any transaction and satisfy any obligation (including without limitation obligations related to environmental reclamation and remediation), unfinished or unsatisfied, at the time of such termination or withdrawal, if the transaction or obligation arises out of Operations prior to such termination or withdrawal.  The Manager shall have the power and authority to grant or receive extensions of time or change the method of payment of an already existing liability or obligation, prosecute and defend actions on behalf of the Participants and the Venture, mortgage Assets, and take any other reasonable action in any matter with respect to which the former Participants continue to have, or appear or are alleged to have, a common interest or a common liability.

13.

ACQUISITIONS WITHIN AREA OF INTEREST

13.1

General

Acquisitions within the Area of Interest will be made by the Venture pursuant to an approved Program and Budget.  Any interest or right to acquire any interest in any mining claim, licence, lease, grant, concession, permit, patent or other mineral property or surface rights or water rights (collectively, “Acquired Rights”) within the Area of Interest staked or otherwise acquired during the term of this Agreement by or on behalf of a Participant or any Affiliate shall be subject to the terms and provisions of this Agreement.

13.2

Notice to Non-acquiring Participant

Within ten days after the staking or acquisition of any Acquired Rights otherwise than by the Manager pursuant to a Program, the acquiring Participant shall notify the Management Committee of such staking or acquisition.  The acquiring Participant’s notice shall describe in detail the staking or acquisition, the Acquired Rights, and the cost thereof.  In addition to such notice, the acquiring Participant shall make any and all information concerning the Acquired Rights available for inspection by the Management Committee.

13.3

Option Exercised

If, within 30 days after receiving the acquiring Participant’s notice, the Management Committee notifies the acquiring Participant of its election to accept a proportionate interest for all Participants in the Acquired Rights equal to their respective Participating Interests, the acquiring Participant shall convey to the other Participants such a proportionate undivided interest therein.  The Acquired Rights shall become a part of the Properties for all purposes of this Agreement.  The other Participants shall promptly pay to the acquiring Participant their proportionate share of the latter’s actual out-of-pocket staking or acquisition costs.

13.4

Option Not Exercised

If the Management Committee does not give such notice within the 30 day period set forth in Section 13.3, the non-acquiring Participants shall have no interest in the Acquired Rights, and they shall not be a part of the Properties or be subject to this Agreement.

14.

ABANDONMENT AND SURRENDER OF PROPERTIES

14.1

Surrender or Abandonment of Property

The Management Committee may authorize the Manager to surrender or abandon part or all of the Properties, in a manner consistent with any agreement under which such Properties were acquired.  If the Management Committee authorizes any such surrender or abandonment over the objection of a Participant, the Participant that desires to abandon or surrender shall assign to the objecting Participant, without cost to the surrendering Participant, all of the surrendering Participant’s interest in the property to be abandoned or surrendered, and the abandoned or surrendered property shall cease to be part of the Properties.

14.2

Reacquisition

If any Properties are abandoned or surrendered under the provisions of this Section 14, then, unless this Agreement is earlier terminated, no Participant (except a Participant that has objected to an abandonment or surrender) nor any Affiliate thereof shall acquire any interest in such Properties for a period of one year following the date of such abandonment or surrender.  If a Participant reacquires any Properties in violation of this Section 14.2, the other Participants may elect by notice to the reacquiring Participant within 45 days after actual notice of such reacquisition, to have such properties made subject to the terms of this Agreement.  In the event such an election is made, the acquired properties shall thereafter be treated as Properties, and the costs of reacquisition shall be borne solely by the reacquiring Participant and shall not be included for purposes of calculating the Participants” respective Participating Interests.

15.

TRANSFER OF INTEREST

15.1

General

Each Party shall have the right to Transfer to any third party all or any part of its Participating Interest or Net Smelter Returns Royalty solely as provided in this Article 15.

15.2

Limitations on Free Transferability

The Transfer right of a Party in Section 15.1 shall be subject to the following terms and conditions:

(a)

no transferee of all or any part of the Participating Interest of a Participant or the Net Smelter Returns Royalty shall have any rights hereunder unless and until the transferring Party has provided to the other parties notice of the Transfer, and except as provided in Section 15.2(e), the transferee, as of the effective date of the Transfer, has committed in writing to be bound by this Agreement to the same extent as the transferring Party;

(b)

no transfer permitted by this Article 15 shall relieve the transferring Party of any liability, whether accruing before or after such Transfer, which arises out of Operations conducted prior to such Transfer;

(c)

in the event of a Transfer of less than all of a Participating Interest or Net Smelter Returns Royalty, the transferring Party and its transferee shall act and be treated as one, jointly and severally; and for all purposes of this Agreement including without limitation Section 5.6 the parts of the Participating Interest or Net Smelter Returns Royalty held by them respectively shall be deemed to be parts of one, indivisible whole;

(d)

if the Transfer is the grant of a security interest by mortgage, deed of trust, pledge, lien or other encumbrance of the Participating Interest or Net Smelter Returns Royalty of a Party to secure a loan or other indebtedness, such security interest shall be subordinate to the terms of this Agreement and the rights and interests of the other parties hereunder, and the instrument granting such loan or indebtedness shall expressly reference such subordination.  Upon any foreclosure or other enforcement of rights in the security interest the acquiring third party shall be deemed to have assumed the position of the encumbering Party with respect to this Agreement, and it shall comply with and be bound by the terms and conditions of this Agreement;

(e)

if a sale or other commitment or disposition of Products or proceeds from the sale of Products by a Participant upon distribution to it pursuant to Article 11 creates in a third party a security interest in Products or proceeds therefrom prior to such distribution, such sales, commitment or disposition shall be subject to the terms and conditions of this Agreement; and

(f)

for the purposes of the notice required under Section 15.2(a), the purchase price for all Transfers shall be expressed in U.S. or Canadian dollars, regardless of whether the purchase price calls for the payment of money, and to the extent the purchase price includes property other than Assets, such purchase price shall describe the portion of the purchase price attributable to Assets.

15.3

Pre-emptive Right

Except as otherwise provided in Section 15.5, if a Party desires to Transfer all or any part of its Participating Interest or the Net Smelter Returns Royalty, the other Party shall have a pre-emptive right to acquire such interests as provided in this Section 15.3:

(a)

if a Party intends to Transfer all or any of its Participating Interest or the Net Smelter Returns Royalty, it shall promptly notify the other Party of its intentions.  The notice shall state the price and all other pertinent terms and conditions of the intended Transfer, and shall be accompanied by a copy of the offer or contract for sale.  Alternatively, the Party desiring to sell may propose terms of a sale that may be offered to a prospective purchaser.  If the consideration for the intended Transfer is, in whole or in part, other than monetary, the notice shall describe such consideration and its monetary equivalent based upon the fair market value of the non-monetary consideration stated in terms of cash or currency, together with information sufficient to establish the basis for such equivalence. The other Party shall have 45 days from the date such notice is delivered to notify the transferring Party whether it elects to acquire the offered interest in its entirety for the same consideration, or its monetary equivalent in cash or currency, and on the same terms and conditions as set forth in the notice.  If it does so elect, the Transfer shall be consummated promptly after notice of such election is delivered to the transferring Participant;

(b)

if the other Party does not so elect within the period provided for in Section 15.3(a), the transferring Party shall have 90 days following the expiration of such period to consummate the Transfer to a third party for the consideration and on terms no less favourable than those offered by it to the other Party in the notice required in Section  15/3(a); and

(c)

if the transferring Party fails to consummate the Transfer to a third party within the period and in accordance with the requirements set forth in Section15.3(b), the pre-emptive right of the other Party in such offered interest shall be deemed to be revived.  Any subsequent proposal to Transfer such interest shall be conducted in accordance with all of the procedures set forth in this Section 15.3.

15.4

Transfer of a Control Interest

If there is a Transfer of a Control Interest in a Party and if the Participating Interest of that Party or the Net Smelter Returns Royalty is all or substantially all of its assets, then that Party shall be deemed to have notified the other Party of its intention to Transfer its Participating Interest or the Net Smelter Returns Royalty, as the case may be, at a price equal to the price at which the Control Interest was Transferred (adjusted as appropriate if the Control Interest consisted of less than all of the outstanding shares of the Party ), and such other Party shall have a right to purchase such Participating Interest or the Net Smelter Returns Royalty as provided in Subsection  15.3(a), mutatis mutandis.

15.5

Exceptions to Pre-emptive Right

Sections 15.3 and 15.4 shall not apply to the following:

(a)

transfer by a Party of all or any part of its Participating Interest or the Net Smelter Returns Royalty to an Affiliate;

(b)

incorporation of a Party, or corporate consolidation or reorganization of a Party by which the surviving entity shall possess substantially all of the stock, or all of the property rights and interests, and be subject to substantially all of the liabilities and obligations of that Party;

(c)

corporate merger or amalgamation involving a Party by which the entity resulting therefrom shall possess all of the stock or all of the property rights and interests, and be subject to substantially all of the liabilities and obligations of that Party, provided that the value of that Party’s Participating Interest or Net Smelter Returns Royalty does not equal or exceed 50% of the Net Worth of such entity;

(d)

the transfer of a Control Interest by an Affiliate to the Party or to another Affiliate;

(e)

the grant by a Party of a security interest by mortgage, deed of trust, pledge, lien or other encumbrance and any Transfer of such interest by reason of exercise of the rights granted to the secured party; or

(f)

a sale or other commitment or disposition of Products or proceeds from sale of Products by a Participant upon distribution to it pursuant to Article 11.

Sections 15.2 and 15.3 shall not apply in respect of any Transfer by a Participant of all or part of its Participating Interest if it is then the only Participant which holds a Participating Interest.

16.

CONFIDENTIALITY

16.1

General

Subject to Section 16.4, the financial terms of this Agreement and all information obtained in connection with the performance of this Agreement shall be the exclusive property of the Participants and, except as provided in Section 16.2, shall not be disclosed to any third party or the public without the prior written consent of the other Participant, which consent shall not be unreasonably withheld.  Whenever practical, any announcements, press releases, or public statements shall be issued jointly by the Participants.  Each Participant agrees to promptly review any proposed request for disclosure or press release made by another Participant.

16.2

Exceptions

The consent required by Section 16.1 shall not apply to a disclosure:

(a)

to an Affiliate, consultant, contractor or subcontractor, banker, insurance broker, or surety that has a bona fide need to be informed;

(b)

to any third party to whom the disclosing Party contemplates a Transfer of all or any part of its interest in or to this Agreement, its Participating Interest, or the Net Smelter Returns Royalty;

(c)

to a governmental agency or to the public which the disclosing Party believes in good faith is required by pertinent law or regulation or the rules of any stock exchange; or

(d)

by a Participant if it is then the only holder of a Participating Interest.

In any case to which Section 16.2(a) to 16.2(c)  are applicable, the disclosing Party shall give notice to the other Party prior to making such disclosure.  The text of any public announcements or statements including news releases which a Party intends to make pursuant to this Section  shall be made available to the other Party prior to publication and such other Party shall have the right to make suggestions for changes therein.  Unless required by law or regulatory authority, if a Party is identified in such public announcement or statement it shall not be released without the consent of such Party.  As to any disclosure pursuant to Section 16.2(a) or 16.2(b), only such confidential information as such third party shall have a legitimate business need to know shall be disclosed and such third party shall first agree in writing to protect the confidential information from further disclosure to the same extent as the parties are obligated under this Section 16 and, in the case of disclosures pursuant to Section 16.2(b), the non-disclosing Party shall be provided with a copy of such writing prior to such disclosure.

16.3

Duration of Confidentiality

The provisions of this Section 16 shall apply during the term of this Agreement and for two years following termination of this Agreement pursuant to Section 12.1 or 12.2, and shall continue to apply to any Party who Transfers its Participating Interest or Net Smelter Returns Royalty, for two years following the date of such occurrence.

16.4

Exclusions from Confidentiality Restriction

Confidential information shall not include the following:

(a)

information that, at the time of disclosure, is in the public domain;

(b)

information that, after disclosure, is published or otherwise becomes part of the public domain through no fault of the recipient;

(c)

information that the recipient can show already was in the possession of the recipient at the time of disclosure;

(d)

information that the recipient can show was received by it after the time of disclosure, from a third party who was under no obligation of confidence to the disclosing Party at the time of disclosure.

17.

INDEMNITIES

17.1

The Participants in proportion to their Participating Interests shall indemnify and hold harmless the Manager and its directors, officers, employees, agents and representatives from and against all claims, debts, demands, suits, actions and causes of action whatsoever, and all losses, damages, fines, penalties, liabilities including without limitation environmental liabilities, costs and expenses (including legal expenses) whatsoever, which may be brought, made against, suffered or incurred by any of them arising out of or in connection with any act or omission after the date hereof of any of the Participants or of the Manager or any of its subcontractors or the employees or agents of the any of the Participants, the Manager or any of its subcontractors, unless such act or omission constitutes gross negligence or wilful misconduct on the part of the Manager.

17.2

The Manager shall indemnify and hold harmless the Participants and their directors, officers, employees, agents and representatives from and against all claims, debts, demands, suits, actions and causes of action whatsoever, and all losses, damages, costs and expenses (including legal expenses) whatsoever, which may be brought, made against, suffered or incurred by any of them arising directly from any act or omission after the date hereof of the Manager which constitutes gross negligence or wilful default.

17.3

Notwithstanding anything to the contrary in this Agreement, no Party shall be liable to another in contract, tort or otherwise for special or consequential damages including, without limiting the generality of the foregoing, loss of profits.

18.

GENERAL PROVISIONS

18.1

Notices

All notices, payments, and other required communications (“Notices”) to the Participants shall be in writing, and shall be addressed respectively as follows:

If tol:

l
l
l
Fax: l
E-mail: l

If to l:

l
l
l
Fax: l
E-mail: l

All Notices shall be given (1) by personal delivery to the addressee, or (2) by electronic communication, with a confirmation sent by registered or certified mail, return receipt requested, or by commercial carrier, or (3) by registered or certified mail, return receipt requested, or (4) by commercial carrier.  All Notices shall be effective and shall be deemed delivered (1) if by personal delivery on the date of delivery if delivered during normal business hours and, if not delivered during normal business hours, on the next Business Day following delivery, (2) if by electronic communication on the next Business Day following receipt of the electronic communication, and (3) if solely by mail or commercial carrier on the next Business Day after actual receipt.  A Party may change its address by Notice to the other Party.

18.2

Time

Time is of the essence of this Agreement.

18.3

Partition

Each of the parties waives, during the term of this Agreement, any right to partition of the Assets or any part thereof and no Party shall seek or be entitled to partition of the Properties or other Assets whether by way of physical partition, judicial sale or otherwise during the term of this Agreement.

18.4

Perpetuities

If any provision of this Agreement should violate any rule against perpetuities or any related rule against interests that last too long or are not alienable, then any such provision shall terminate 20 years after the death of the last survivor of all the lineal descendants of His late Majesty King George V of England, living on the date of execution of this Agreement.

18.5

Force Majeure

Except for the obligation to make payments when due hereunder, the obligations of a Party shall be suspended to the extent and for the period that performance is prevented by any cause, whether foreseeable or unforeseeable, beyond its reasonable control, including without limitation, labour disputes (however arising and whether or not employee demands are reasonable or within the power of the Party to grant); acts of God; laws, regulations, orders, proclamations, instructions or requests of any government or governmental entity; judgments or orders of any court; inability to obtain on reasonable acceptable terms any public or private license, permit or other authorization; curtailment or suspension of activities to remedy or avoid an actual or alleged, present or prospective violation of federal, provincial or local environmental standards; acts of war or conditions arising out of or attributable to war, whether declared or undeclared; riot, civil strife, insurrection or rebellion; interference by environmentalists, Natives or Native rights groups or other activists; fire, explosion, earthquake, mudslide, storm, flood, avalanche, sink holes, volcanic eruption, drought or other adverse weather condition; delay or failure by suppliers or transporters of materials, parts, supplies, services or equipment or by contractors” or subcontractors” shortage of, or inability to obtain, labour, transportation, materials, machinery, equipment, supplies, utilities or services; accidents; breakdown of equipment, machinery or facilities; or any other cause whether similar or dissimilar to the foregoing.  The affected Party shall promptly give notice to the other Party of the suspension of performance, stating therein the nature of the suspension, the reasons therefor, and the expected duration thereof.  The affected Party shall resume performance as soon as reasonably possible.

18.6

Modification

No modification of this Agreement shall be valid unless made in writing and duly executed by the parties.

18.7

Waiver

The failure of a Party to insist on the strict performance of any provision of this Agreement or to exercise any right, power or remedy upon a breach hereof shall not constitute a waiver of any provision of this Agreement or limit that Party’s right thereafter to enforce any provision or exercise any right.

18.8

Interpretation and Severability

In the event that any condition, covenant or other provision of this Agreement is held to be invalid or void by any court of competent jurisdiction, the same shall be deemed severable from the remainder of this Agreement and shall in no way affect any other condition, covenant or other provision of this Agreement.  If such condition, covenant or other provision shall be deemed invalid due to its scope or breadth, such condition, covenant or other provision shall be deemed valid to the extent of the scope or breadth permitted by law.

18.9

Governing Law

This Agreement shall be governed by and interpreted in accordance with the laws of British Columbia.

18.10

Further Assurances

Each of the parties agrees that it shall take from time to time such actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement.

18.11

Survival of Terms and Conditions

The following sections shall survive the termination of this Agreement, other than pursuant to Section 10.1, to the full extent necessary for their enforcement and the protection of the Participant in whose favour they run:  Sections 2.1, 2.2, 4.1, 4.2, 5.7, 7.2(m) and 7.2(n), Articles 9 and 12, Sections 14.1, 14.2, 15.2(b) and 16.3 and Article 17.

18.12

Enurement

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

l

By  ____________________________
Its  ____________________________

c/s

l

By:  ___________________________
Its:  ___________________________

c/s

SCHEDULE A

Attached to and forming part of a Joint
Venture Agreement between l
and l

THE PROPERTIES AND AREA OF INTEREST

Part 1 - The Properties

l

Part 2 - Area of Interest

The Area of Interest is the area within five kilometres from the outermost boundaries of the Properties and five kilometres from the outermost boundaries of any anomalies identified in the information or data provided by Radius in respect of the Properties.

SCHEDULE B

Attached to and forming part of a Joint Venture Agreement between
l and l

ACCOUNTING PROCEDURE

1.

GENERAL PROVISIONS

1.1

General Accounting Records.  The Manager shall maintain accounting records, prepared in accordance with this Accounting Procedure and generally accepted accounting principles consistently applied, sufficient to provide a record of revenues and expenditures and periodic statements of financial position and the results of operations for managerial, tax, regulatory or other financial reporting purposes.  Such records shall be retained for the duration of the period allowed the Participants for audit or the period necessary to comply with tax or other regulatory requirements.  The records shall reflect all obligations, advances and credits of the Participants.

1.2

Bank Accounts.  The Manager shall maintain one or more separate bank accounts for the payment of all expenses and the deposit of all cash receipts.

1.3

Statements and Billings.  The Manager shall prepare statements and bill the Participants as provided in Article 9 of the Agreement.  Payment of any such billings by any Participant, including the Manager, shall not prejudice its right to protest or question the correctness thereof for a period not to exceed 24 months following the calendar year during which such billings were received by the Participant.  All written exceptions to and claims upon the Manager for incorrect charges, billings or statements shall be made upon the Manager within such 24 month period.  The time period permitted for adjustments hereunder shall not apply to adjustments resulting from periodic inventories as provided in Article 5.

2.

CHARGES TO JOINT ACCOUNT

The Manager shall charge the Joint Account with and the Participants will pay all costs and expenses incurred or paid by the Manager pursuant to the Agreement to carry out adopted Programs or otherwise, including without limitation:

2.1

Rentals, Royalties and Other Payments.  All property acquisition and holding costs, including filing fees, license fees, costs of permits and assessment work, production royalties, including any required advances, and all other payments made by the Manager which are necessary to acquire or maintain title to the Assets.

2.2

Labour and Employee Benefits.

(a)

Salaries and wages of the Manager’s or the Manager’s Affiliates” employees directly engaged in Operations, including salaries or wages of employees who are temporarily assigned to the Manager.

(b)

The Manager’s costs of holiday, vacation, sickness and disability benefits, and other customary allowances applicable to the salaries and wages chargeable under Sections 2.2(a) and 2.12.  Such costs may be charged on a “when and as paid basis” or by “percentage assessment” on the amount of salaries and wages.

(c)

The Manager’s actual cost of established, establishing or participating in plans for employees” group life insurance, hospitalization, pension, retirement, stock purchase, thrift, bonus and other benefit plans of a like nature applicable to salaries and wages chargeable under Sections 2.2(a) and 2.12.

(d)

Cost of assessments imposed by governmental authority which are applicable to salaries and wages chargeable under Sections 2.2(a) and 2.12, including all penalties.

(e)

a pro rata portion of all office and administrative expenses of the Manager’s regional office in Vancouver, British Columbia or elsewhere as determined by the Manager, determined with reference to the portion that the expenditures incurred hereunder in a calendar year is of the total expenditures incurred by the Manager in the same period for all of its mineral projects in Canada.

2.3

Fixed Assets, Materials, Equipment and Supplies.

(a)

All capital costs of developing and operating the Properties as a mine including all costs of land, construction, equipment and mine development including maintenance, repairs and replacements, and any capital expenditures relating to an improvement, expansion, modernization or replacement of the facilities.

(b)

The cost of materials, equipment and supplies (herein called “Material”) purchased from unaffiliated third parties or furnished by the Manager.

2.4

Equipment and Facilities Furnished by Manager.  The cost of machinery, equipment and facilities owned by the Manager and used in Operations or used to provide support or utility services to Operations charged at rates no less favourable than those reasonably available from arm’s length third parties.

2.5

Transportation.  Reasonable transportation costs incurred in connection with the transportation of employees and material necessary for the Operations.

2.6

Contract Services and Utilities.  The cost of contract services and utilities procured from outside sources.  If contract services are performed by the Manager or an Affiliate thereof, the cost charged to the Joint Account shall not be greater than that for which comparable services and utilities are available in the open market within the vicinity of the Operations.

2.7

Insurance Premiums.  Net premiums paid for insurance required to be carried for Operations for the protection of the Manager and the Participants.  Where the Manager may self-insure pursuant to the provisions of the Joint Venture Agreement for property, liability, Workmen’s Compensation and/or Employer’s Liability or other risk under the Joint Venture Agreement, the Manager may elect to include such risks in its self-insurance program and shall charge to the Joint Venture Account as its costs of self-insuring such risks an amount equal to the premium it would have paid had it secured and maintained a substantially similar policy or policies of insurance on a competitive bid basis in the amount of such coverage.  If self-insurance is selected, the Manager shall provide to the Participants statements as to the extent and limits of such self-insurance and the basis for the charges to the Joint Account.

2.8

Damages and Losses.  All costs in excess of insurance proceeds necessary to repair or replace damage or losses to any Assets resulting from any cause.  The Manager shall furnish the Management Committee with written notice of damages or losses as soon as practicable after a report thereof has been received by the Manager.

2.9

Legal and Regulatory Expense.  All legal and regulatory costs and expenses incurred in or resulting from the Operations or necessary to protect or recover the Assets, including the salary and benefits of Manager’s legal staff.

2.10

Audit.  Cost of annual audits.

2.11

Taxes.  All taxes (except income taxes) of every kind and nature assessed or levied upon or in connection with the Assets, the production of Products or Operations, which have been paid by the Manager for the benefit of the Participants.  Each Participant is separately responsible for income taxes attributable to its Participating interest.

2.12

District and Camp Expense (Field Supervision and Camp Expenses).  A pro rata portion of (i) the office and administrative expenses of the Manager’s regional office in Vancouver, British Columbia, (ii) the salaries and expenses of the Manager’s superintendent and other employees serving Operations whose time is not allocated directly to such Operations, (iii) the costs of maintaining and operating an office (herein called “the Manager’s Project Office”) and any necessary suboffice for Operations and (iv) all camps including housing facilities for employees used for Operations.  The expense of those facilities less any revenue therefrom, shall include depreciation or a fair monthly rental in lieu of depreciation of the investment.  The total of such charges for all properties served by the Manager’s employees and facilities shall be apportioned to the Joint Account on the basis of the Manager’s best estimate of the proportionate amount of such expenses incurred for the benefit of the Venture.

2.13

Contingency Fund.  Amounts required by Section 8.8 of the Agreement to be contributed to the Contingency Fund.

2.14

Administrative Charge.

(a)

Each month, the Manager shall charge the Joint Account a sum for each phase of Operations as provided below, which shall be a liquidated amount to reimburse the Manager and its Affiliates for its office overhead, and general and administrative expenses, and which shall be in lieu of any other management fee:

(i)

Exploration Phase - 5% of Allowable Costs, except for purchase of capital equipment having a value greater than $1,000,000 where the fee will be 1% of the capital equipment cost in respect of that particular purchase;

(ii)

Development Phase - 3% of Allowable Costs, except for purchase of capital equipment having a value greater than $1,000,000 where the fee will be 1% of the capital equipment cost in respect of that particular purchase; and

(iii)

Mining Phase - 2% of Allowable Costs, except for purchase of capital equipment having a value greater than $1,000,000 where the fee will be 1% of the capital equipment cost in respect of that particular purchase.

(b)

The term “Allowable Costs” as used in this Section 2.14 for a particular phase of Operations shall mean all charges to the Joint Account excluding (i) the administrative charge referred to herein; and (ii) amounts charged in accordance with Sections 2.1 and 2.9.  The Manager shall attribute such Allowable Costs to a particular phase of Operations by applying the following guidelines:

(i)

The “Exploration Phase” shall cover those activities directed toward ascertaining the existence, location, quality or commercial value of deposits of Products.  Such phase shall include all activities undertaken through the completion of the Feasibility Study, if any, but shall not include construction of milling or processing facilities or commencement by commercial mining operations on the Properties.

(ii)

The “Development Phase” shall cover those activities conducted to prepare for removal and recovery of Products (including from an existing ore body), and to construct or install a mill or any other improvements to be used for the mining, extracting, producing, handling, milling, processing or other beneficiation of Products.

(iii)

The “Mining Phase” shall include mining, extracting, producing, handling, milling or other processing of Products and all other activities not otherwise covered above, including activities conducted after mining operations have ceased.

2.15

Other Expenditures.  Any reasonable direct expenditure, other than expenditures which are covered by the foregoing provisions, incurred by the Manager for the necessary and proper conduct of Operations.

3.

BASIS OF CHARGES

3.1

Purchases.  Material purchased and services procured from third parties shall be charged to the Joint Account by the Manager at invoiced cost, including applicable transfer taxes, less all discounts taken.  In the case of material purchased or services acquired from a Participant or an Affiliate of the Manager, the same shall be transferred or acquired on a fair market value basis as reasonably determined by the Manager, including any premiums for short supply or remote location or other special factors.

3.2

Warranty of Material Furnished by the Manager.  The Manager does not warrant the material furnished beyond any dealer’s or manufacturer’s warranty and no credits shall be made to the Joint Account for defective material until adjustments are received by the Manager from the dealer, manufacturer or their respective agents.

4.

DISPOSAL OF MATERIAL

4.1

Distribution to Participants.  Any material to be distributed to the Participants shall be made in proportion to their respective Participating Interests, and corresponding credits shall be made to the Joint Account as determined by the Manager.

4.2

Sales.  Sales of material to third parties shall be credited to the Joint Account at the net amount received.  Any damages or claims by the purchaser shall be charged back to the Joint Account if and when paid.

5.

INVENTORIES

5.1

Periodic Inventories, Notice and Representations.  At reasonable intervals, inventories shall be taken by the Manager, which shall include all such Material as is ordinarily considered controllable by operators of mining properties and the expense of conducting such periodic inventories shall be charged to the Joint Account.

5.2

Reconciliation and Adjustment of Inventories.  Inventory adjustments shall be made by the Manager for averages and shortages, but the Manager shall be held accountable to the Venture only for shortages due to gross negligence.

6.

CREDITS

6.1

The Manager will credit the Joint Account with revenues received by the Manager as such including, for example:

(a)

collection of insurance proceeds related to the Joint Operations when the insurance premiums have been charged to the Joint Account;

(b)

sales of property, plant, equipment and materials of the Joint Operations in the normal course of the day-to-day business;

(c)

rentals received, refunds of custom duties or transportation claims, rebates, and other credits pertaining to Joint Operations;

(d)

credits received from third parties for the use of facilities or services of the Joint Operations;

(e)

refunds for defective equipment when the Operator receives the corresponding payments from the manufacturers or agents; and

(f)

any other credits for materials recovery or from other sources which correspond to the Joint Account.

SCHEDULE C

Attached to and forming part of a Joint Venture Agreement between

l and l

NET SMELTER RETURNS ROYALTY

The Royalty is the percentage Royalty provided in the body of the agreement to which this Schedule is attached (the “Agreement”) and calculated and paid by Payor (as defined below) to the Royalty Holder (as defined below) in accordance with the following provisions:

1.

Definitions

Unless otherwise set forth below, all capitalized terms used in this Schedule shall have the meaning ascribed to them in the Agreement.

“Calendar Quarter” means each three-month period ending March 31st, June 30th, September 30th and December 31st of each calendar year.

“Mineral Content” means all marketable ores, metals and minerals contained in Subject Ore as separately estimated by the Payor using head grade or assays taken prior to entering mill or heap leach facilities, mill or heap leach operation recovery levels, and adjustments at the refinery, as key components in the calculation of Mineral Content.

“Mineral Price Quotation” for a Product means the final sale price as quoted for the Product on the London Metals Exchange, as published in Metals Week or a similar publication. If publication of the final quotation on the London Metals Exchange shall be discontinued, the parties shall select a comparable commodity quotation for purposes of calculating the Net Smelter Returns. If such selection has not been completed prior to the end of the calendar month following the month in which the quotation is discontinued, the average quotation for the calendar month in which the quotation is discontinued shall be used on an interim basis pending such selection.

“Net Smelter Returns” or “NSR” for a Calendar Quarter in respect of all of the Products means the sum of (i) for each of the Products, the average Mineral Price Quotation for the Product for a Calendar Quarter multiplied by the total number of appropriate units of measurement of the Product beneficiated by the Payor or credited by the smelter, refiner or other bona fide purchaser to the Payor during that Calendar Quarter; less (ii) the deductions, adjustments and credits set forth in Section 3 below.

“Payor” means the Party who produces and sells Products from the Property from which the Royalty Holder is entitled to a Royalty as provided in the Agreement.

“Products” means all Subject Ores produced from the Property and prepared for sale under the Agreement.

“Property” shall mean all real property located within the Development Area which at the effective date of the grant of the NSR Royalty either Party or any Affiliate of either Party owns, leases or is the registered or recorded holder of or has a contractual right, title or interest in and to or in respect of the mineral production from.

“Royalty Holder” means the party or its successors or assigns that becomes entitled to a Royalty, as provided in the Agreement.

“Smelter Returns” for a Calendar Quarter in respect of all of the Products means, for each of the Products, the average Mineral Price Quotation for the Product for a Calendar Quarter multiplied by the total number of appropriate units of measurement of the Product beneficiated by the Payor or credited by the smelter, refiner or other bona fide purchaser to the Payor during that Calendar Quarter.

“Subject Ore” means all ore mined by the Payor from the Property.

2.

Reservation Of Royalty

The Payor shall pay and the Royalty Holder shall be entitled to receive as the royalty, 1.5% of Net Smelter Returns except as such percent is reduced pursuant to the Agreement.

3.

NSR Deductions

In calculating the royalty, the Payor shall be entitled to deduct from Smelter Returns the following costs, to the extent incurred and borne by the Payor:

(a)

all smelting, minting and refining costs, and treatment charges and penalties at the smelter or refinery including, but without being limited to, metal losses and penalties for impurities;

(b)

all costs of transporting the Products from the Property to a smelter, mint or refinery including, without restricting the generality of the foregoing, any and all costs of insurance in respect thereto;

(c)

all sampling, assaying and representation charges in connection with sampling and assaying carried out after the Products have left the Property;

(d)

costs and expenses of marketing the Products, if any; and

(e)

taxes levied by any government on the value of Products produced or sold, but excluding income taxes if such charges are actual costs payable out of the proceeds received from a bona fide purchaser or are shown as deductions therefrom.

4.

General Provisions

(a)

Arm’s Length Provision

If smelting and/or refining are carried out in facilities owned or controlled by the Payor, charges, costs and penalties for such operations, including transportation, shall mean the amount that the Payor would have incurred if such operations were carried out at facilities not owned or controlled by the Payor then offering similar custom services for comparable products on prevailing terms.

(b)

Stockpiling and Commingling

The Payor may stockpile and commingle Subject Ore, concentrates or other products mined and removed from the Property with ores, concentrates or other products not mined from the Property; provided however, that the Payor shall calculate from representative samples the average grade thereof and other measures as are appropriate, and shall weigh (or calculate by volume) the material before commingling.  In obtaining representative samples, calculating the average grade of the ore and average recovery percentages, the Payor may use any procedures accepted in the mining and metallurgical industry which it believes suitable for the type of mining and processing activity being conducted and, in the absence of fraud, its choice of such procedures shall be final and binding on the Royalty Holder.

(c)

Tailings and Waste

All tailings or waste material shall be the property of the Payor and the Payor shall have no obligation to process or extract substances therefrom. If the Payor elects to extract Mineral Content of value therefrom and utilizes or sells the same, the Royalty Holder shall receive the royalty provided under section 2 hereof in respect of such Products.  If the Payor commingles the tailings or waste material produced from the Property with tailings and waste material not produced from the Property, the Payor shall calculate from representative samples the average grade thereof and other measures as are appropriate, and shall weigh (or calculate by volume) the material before commingling and the royalty payments, if any, shall be based upon the recoverable pro rata portion of the minerals in the tailings or waste material derived from the Property.  The records of the Payor shall be deemed conclusive as to the tailings or waste material attributable to each source.

(d)

Payment of the Royalty

All royalty or provisional royalty payments will be payable on or before the 30th day following each Calendar Quarter. Each such quarterly payment to the Royalty Holder shall be accompanied by a statement in reasonable detail showing the calculation of the payment. Each such quarterly payment shall be subject to adjustment as provided below in the next quarterly payment or when the final report for the year is issued as specified below.

(e)

Provisional Payments

If any royalty becomes due and payable to the Royalty Holder prior to the Payor’s final estimates of the total amount payable, then the Payor shall pay the Royalty Holder a provisional royalty payment using the Payor’s then current estimates of the amount payable for Products produced during the Calendar Quarter.

(f)

Adjustments

The following adjustments shall be taken into account in determining the royalty or provisional royalty payments and shall be specified in a statement which will accompany each payment:

(i)

Any adjustments to charges, costs, deductions or expenses imposed upon or given to the Payor but not taken into account in determining previous royalty payments;

(ii)

Any adjustments in the number of appropriate units of measurement of Products, beneficiated by the Payor, or previously credited to the Payor by a smelter, refiner or bona fide purchaser of Products shipped or sold by the Payor;

(iii)

Any adjustments in Mineral Content and average percentage recovery; and

(iv)

Any payments that have not otherwise been credited against previous royalty payments.

(g)

Annual Final Report

Within 90 days after the end of each calendar year, the Payor shall deliver or cause to be delivered to the Royalty Holder a final report for the year certified as being accurate by a responsible officer of the Payor showing in reasonable detail the calculation of the royalty due the Royalty Holder for the prior year and all adjustments to the quarterly or other periodic reports and payments for the year. With such final report, the Payor shall, if applicable, make such additional royalty payment as is required by the report. If such report indicates that the Royalty Holder has received more than it should have been paid in respect of the royalty due to the Royalty Holder, then the excess shall be deducted from the next payment obligation owed pursuant to the provisions of this Schedule or, in the event of a temporary or permanent cessation of production, the Royalty Holder shall repay the excess within 15 days of the annual report.

(h)

Assignment by Payor

Upon any assignment, conveyance, termination or abandonment of the Property or any portion thereof, as the case may be, by the Payor, the Payor shall have no further obligation to the Royalty Holder in respect of the Property or such portion, as the case may be; provided that, in the case of assignment or conveyance, it shall be a condition of any assignment or conveyance that the assignee or transferee shall have agreed to assume the Payor’s obligation to the Royalty Holder to pay the royalty in respect of that portion of the Property acquired by such assignee or transferee.

(i)

Assignment by Royalty Holder

Notwithstanding anything to the contrary herein contained, if any part of the right to receive the Royalty is assigned by the Royalty Holder, it shall be a condition of such assignment that the assignee agrees with the Payor and all other parties entitled to receive any part of the Royalty as follows:

(i)

the amount of any royalty payable hereunder shall be settled only with the Royalty Holder or an authorized nominee (herein collectively called the “Nominee”) as designated by notice to the Payor (such notice to be executed by all parties entitled to receive any part of the Royalty), and such settlement shall be final and binding upon all interested parties and the Payor shall not be required to make any accounting to any person save such Nominee;

(ii)

payment of the royalty shall be made only to or to the order of the Nominee “In Trust” and such payment shall constitute a full and complete discharge to the Payor and it shall have no obligation to see to the distribution of any such payment;

(iii)

the Payor may settle disputes arising hereunder with the Nominee and such settlement shall be final and binding upon all interested parties;

(iv)

the Payor may rely upon any direction, advice or authorization signed by the Nominee and may act thereon as if the same was signed by all interested parties; and

(v)

the Payor shall not be required to deal with any person except the Nominee. Each interested party shall exercise all of their respective rights only through the Nominee and shall require each of their respective assignees to agree in writing to be bound by the provisions hereof.

(j)

Records and Provision for Audit to Resolve Objections

All books and records used by the Payor to calculate the royalty due hereunder shall be kept in accordance with generally accepted accounting principles varied only by the specific provisions hereof. The Payor shall maintain up-to-date and complete records of the production of all Mineral Products. If treatment or smelting of Mineral Products is performed off the Property, accounts records, statements and returns relating to such treatment and smelting arrangements shall be maintained by the Payor. The Royalty Holder shall have the right at all reasonable times during normal business hours to inspect such accounts, records, statements and returns and make copies thereof at its own expense for the sole purpose of verifying the amount of the royalty.

All payments of the royalty made pursuant to the final report that is to be issued within 90 days of the end of each calendar year shall be considered final and in full satisfaction of all obligations of the Payor with respect thereto, unless the Royalty Holder gives the Payor written notice describing and setting forth a specific objection to the calculation thereof within 90 days after receipt by the Royalty Holder of the annual final report herein provided in subsection 4(v). If the Royalty Holder objects to a particular quarterly statement delivered hereunder, the Royalty Holder shall, for a period of 90 days after the Payor’s receipt of notice of such objection, have the right, upon reasonable notice and at a reasonable time, to have the royalty payment in question audited by a firm of chartered accountants acceptable to the Royalty Holder and to the Payor (and if they cannot agree on a firm, by a firm of chartered accountants selected by the auditors of the Royalty Holder). If such audit determines that there has been a deficiency or an excess in the payment made to the Royalty Holder such deficiency or excess shall be resolved by adjusting the next quarterly payment due hereunder. The Royalty Holder shall pay all costs of such audit unless a deficiency of 5% or more of the amount due for the year under audit or $30,000, whichever is greater, is determined to exist. The Payor shall pay the costs of such audit if a deficiency of 5% or more of the amount due for the year under audit or $30,000, whichever is greater, is determined to exist. Failure on the part of the Royalty Holder to make claim on the Payor for adjustment in such 90-day period shall establish the correctness of the final report and preclude the filing of exceptions thereto or making of claims for adjustment thereon.

(k)

Royalty Running With the Property

The royalty created herein shall be a real property interest in all portions of the Property to which the royalty applies sufficient to secure the royalty payments herein provided for; provided, however, that the Royalty Holder will execute and deliver all instruments and assist in their recording necessary or desirable for the Payor to obtain construction and/or production financing for the Mine and Plant processing Products and to postpone and subordinate such royalty on Products to the liens, charges and repayment schedules required by all lenders for such construction and/or production financing of the Payor. Should repayments to any such lenders cause any royalty payment hereunder not to be paid or to be delayed before payment, then all such unpaid or delayed payment shall be paid out of the next available revenues from Products together with interest at the Prime Rate plus 3%.